

2020

Proxy Statement



Notice of 2020 Annual Meeting of Shareholders

MEETING INFORMATION

Date and Time
Tuesday, May 5, 2020 at 9:00 a.m.

Location
Hubbell Incorporated
40 Waterview Drive, Shelton, CT 06484

Record Date
March 6, 2020

Your proxy is being solicited for the Annual Meeting of Shareholders of Hubbell Incorporated (the "Annual Meeting"), or any adjournment, continuation or postponement of the Annual Meeting, on behalf of the Board of Directors of the Company. Hubbell pays the cost of soliciting your proxy. On March 23, 2020, we mailed a Notice of the Internet Availability of Proxy Materials to all shareholders of record advising that they could view all of the proxy materials (Proxy Statement, Proxy Card and Annual Report on Form 10-K) online at **www.proxyvote.com** free of charge, or request in writing a paper or email copy of the proxy materials free of charge. We encourage all shareholders to access their proxy materials online to reduce the environmental impact and cost of our proxy solicitation. You may request a paper or email copy of the materials using any of the following methods:

- By Internet: Go to www.proxyvote.com
- By Phone: 1-800-579-1639
- By Email: sendmaterial@proxyvote.com

How To Vote In Advance

Your vote is important. Please vote as soon as possible by one of the methods shown below. Make sure to have your proxy card, voting instruction form, or notice of Internet availability in hand and follow the instructions.

 **BY TELEPHONE**
You can vote your shares toll-free by calling 1-800-579-1639.

 **BY INTERNET**
You can vote your shares online at proxyvote.com.

 **BY MAIL**
If you have requested a paper copy of the proxy materials, complete, sign and return your proxy card in the prepaid envelope.

 **IN PERSON**
Shareholders who attend the Annual Meeting may request a ballot and vote in person. If you are a beneficial owner of shares, you must obtain a legal proxy from your broker, bank or record holder and present it to the inspectors of election with your ballot to be able to vote at the meeting.

 **BY SCANNING**
You can vote your shares online by scanning the QR code on your proxy card. You will need the 16-digit control number on your proxy card.

You may revoke your proxy at any time prior to its use by any of the following methods:

- Delivering to the Secretary of the Company written instructions revoking your proxy
- Delivering an executed proxy bearing a later date than your prior voted proxy
- If you voted by Internet or telephone, by recording a different vote on the Internet website or by telephone
- Voting in person at the Annual Meeting

If you hold your shares in street name, you must follow the instructions of your broker, bank or other nominee to revoke your voting instructions.

Items of Business

PROPOSAL 1
Election of 8 directors.

PROPOSAL 2
Say on Pay: advisory vote on the compensation of the named executive officers.

PROPOSAL 3
Ratify the selection of PricewaterhouseCoopers LLP as our independent auditor for 2020.

In addition, any other business properly presented may be acted upon at the meeting.

Record Date

If you were a shareholder of record at the close of business on March 6, 2020, you will be entitled to notice and to vote at the Annual Meeting.

By order of the Board,

Katherine A. Lane

Katherine A. Lane
Vice President, General Counsel and Secretary
March 23, 2020

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 5, 2020. This Notice of Annual Meeting and Proxy Statement and the Company's Annual Report on Form 10-K for the year ended 2019 are available at www.proxyvote.com. Have your Notice of the Internet Availability of Proxy Materials or proxy card in hand when you go to the website.

Table of contents

Proxy **Summary**

This Proxy Summary highlights selected information contained in this Proxy Statement. It does not contain all the information that you should consider in deciding how to vote. You should read the entire Proxy Statement carefully before voting.

Annual Shareholders Meeting

DATE: May 5, 2020

TIME: 9:00 a.m.

MEETING AGENDA: The meeting will cover the proposals listed under voting matters and vote recommendations below, and any other business that may properly come before the meeting.

PLACE: Hubbell Incorporated, 40 Waterview Drive, Shelton, CT 06484

RECORD DATE: March 6, 2020

MAILING DATE: This Proxy Statement was first mailed to shareholders on or about March 23, 2020.

VOTING: Shareholders as of the record date are entitled to vote. Each share of common stock of Hubbell Incorporated ("Company") is entitled to one vote for each director nominee and one vote for each of the proposals.

Voting Matters and Vote Recommendations

A quorum is required to transact business at the Annual Meeting. The presence of the holders of Common Stock, in person or by proxy, representing a majority of the voting power of the Company's outstanding shares constitutes a quorum for the Annual Meeting. Abstentions and broker non-votes are counted as present for quorum purposes.

Proposal	Board's Voting Recommendation	Page reference
Proposal 1 – Election of Directors	✓ **FOR** each Nominee	**12**
Proposal 2 – Advisory Vote to Approve Named Executive Officer Compensation ("Say on Pay vote")	✓ **FOR**	**31**
Proposal 3 – Ratification of the Selection of PricewaterhouseCoopers LLP as Our Independent Auditor for Fiscal Year 2020	✓ **FOR**	**71**

The Company does not intend to present any business at the Annual Meeting other than the items described in the Proxy Statement and has no information that others will do so. The proxies appointed by our Board of Directors (and named on your Proxy Card) will vote all shares as the Board recommends above, unless you instruct otherwise when you vote. If a matter not described in this Proxy Statement is properly presented at the Annual Meeting, the named proxies will have the discretion to vote your shares in their judgment.

Our Vision and Values

Hubbell is a global manufacturer of quality electrical and electronic products for a broad range of applications in the Electrical and Power segments. Hubbell is committed to doing business in ways that are principled, transparent and accountable to our shareholders. We believe doing so generates long-term value.

Our Vision is to be an exceptional supplier, a valued investment, and a rewarding employer. Our commitment is underscored by the four pillars that guide us as a company.

SERVE OUR CUSTOMERS
We strive to exceed customer expectations by providing exceptional service and implementing processes that make it easy to do business with us.

OPERATE WITH DISCIPLINE
We implement industry leading processes to ensure a productive, safe and compliant organization, and maximize our footprint for operational efficiency.

GROW THE ENTERPRISE
We continue to grow our organization, both through developing innovative new products and by acquiring complementary businesses.

DEVELOP OUR EMPLOYEES
We recruit, hire and develop talent that meets and anticipates the ever-changing needs of our enterprise, while fostering an inclusive and diverse workplace.

2019 Performance Highlights

We measure our progress not only in terms of our financial accomplishments, but in the best interests of our shareholders, partners, customers, employees and the communities in which we operate.

 **OPERATE WITH DISCIPLINE**  *We delivered on our commitments to shareholders and executed a disciplined plan of capital deployment.*

Financial Results



NET SALES

$4.6 billion   +2%

2017	2018	2019
$3.7	$4.5	$4.6

ADJUSTED DILUTED EARNINGS PER SHARE[1]

$8.12   +5%

2017	2018	2019
$6.03	$7.77	$8.12

FREE CASH FLOW[1]

$498 million   +18%

2017	2018	2019
$299	$421	$498

(1) Adjusted diluted earnings per share and free cash flow are non-GAAP financial measures. A reconciliation to the comparable GAAP financial measures can be found in our Annual Report on Form 10-K for the year ended December 31, 2019, filed with the SEC on February 14, 2020.

2%
Net Sales Growth

> Growth primarily from price realization

5%
Adjusted Diluted EPS Growth

> Includes $0.51 restructuring and related investment

18%
Free Cash Flow Growth

> Net Income up 11%

CAPITAL DEPLOYMENT
($ Millions)



$94 Capital Expenditures

$71 Acquisitions

$35 Share Repurchases

$187 Dividends

● Investment in the Company   ● Return to Shareholders

 **Announced 8% dividend increase.** We have increased the dividend by 8% or more 9 times in the last 9 years.

 Deployed $71 million to **acquisitions.**

 Invested $94 million to **high return** capital expenditures.

Business Development

 **GROW THE ENTERPRISE**  *Our acquisition focus continued in 2019 with additional bolt-on acquisitions.*

Hubbell has a proven history of successfully acquiring and integrating complementary businesses and products. In 2018, Hubbell completed the largest acquisition in its history, Aclara Technologies LLC. In 2019, Hubbell replenished its deal pipeline and closed on three acquisitions and also divested its legacy international high voltage business.

NEW

ELECTRICAL

Acquired a connector business that designs and manufacturers electrical connectors and accessories for power utilities and mass transit rail systems. Part of Hubbell's Construction & Energy Group.

NEW

UTILITY

Acquired a wildlife and asset protection manufacturing business for electrical utilities, renewable power generators and industrial customers. Part of Hubbell's Power Systems Group.

NEW

PORTFOLIO MANAGEMENT

Divested our Swiss high voltage business that was no longer core to Hubbell's overall portfolio. Formerly part of Hubbell's Commercial & Industrial Group.

Corporate Governance Highlights

 **OPERATE WITH DISCIPLINE**  *Board exercises strong corporate governance practices and principles.*

Hubbell's Board operates in accordance with its Corporate Governance Guidelines (the "Guidelines") that establish its governance framework and processes. The Board reviews the Guidelines at least annually and in 2019 revised them to formally document the Board's commitment to oversight of environmental, social and governance ("ESG") matters. The Board continues to remain focused on oversight of Company strategy, enterprise risks, financial performance, operational planning, talent, succession, compliance and culture.

INDEPENDENT BOARD

8 of 9 directors are independent and the independent Lead Director has broad authority and leads sessions of the independent directors at every Board meeting. All Board committees except one consist entirely of independent directors. There are no related party transactions with our directors.

VOTING RIGHTS

Each share of common stock is entitled to one vote. Annual election of shareholders.

OVERSIGHT AND REVIEW

Hubbell's Code of Conduct and Ethics applies to all directors. The Board and each standing committee conduct annual self-evaluations and make adjustments and enhancements as necessary. The Board takes seriously its oversight of the Company's risk management, succession, strategy and compliance programs.

COMMITMENT

The directors meet regularly in Board, Committee or Special Committee meetings. In 2019, our directors reached out to investors representing 65% of our outstanding common shares as well as proxy advisory firms and other third parties. All of our directors attended the 2019 Annual Shareholder meeting.

COMPENSATION

Director compensation is reviewed and benchmarked annually with our independent compensation consultant. The majority of our directors' compensation is in equity. There are stock ownership requirements in place for all directors.

DIVERSITY

Director nominees are evaluated on their background and experience, and also gender, race and diversity. 2 of the 8 current independent directors are diverse. 1 of the 7 independent director nominees is diverse, as Ms. Marks is not standing for re-election. 86% of the independent director nominees have served for 10 years or less, with 43% serving for 7 years or less.

NEW **INCREASED SHAREHOLDER OUTREACH AND ENGAGEMENT**		• Enhanced existing year-round shareholder engagement programs by adding Compensation Committee Chair led sessions with shareholders in spring and fall. • Conducted a third-party shareholder perception study; modified our investor communications in response to feedback.
NEW **COMMITMENT TO CORPORATE RESPONSIBILITY**		• Expanded existing Code of Business Conduct & Ethics (applicable to all Directors, Officers, employees and third parties) to establish a new standalone Third-Party Code of Conduct for third parties. The new Third-Party Code covers areas such as conflict minerals, anti-human trafficking, business integrity, and health, safety and environmental policies.
ROBUST OVERSIGHT OF RISKS AND OPPORTUNITIES		• Board responsible for risk oversight, with specific responsibility for key risk areas (including, without limitation, cybersecurity) delegated to relevant Board committees. • At least annual engagement with business leaders to discuss both short-term plans, long-term strategic opportunities and their associated risks.
NEW **COMMITMENT TO SUSTAINABILITY (ES&G)**		• Revised the Guidelines to formally include oversight of the Company's Environmental, Social and Governance (ES&G) programs as part of the Board's responsibilities. • Further revised Nominating and Corporate Governance Committee (NCGC)'s Charter to designate NCGC with Committee oversight of ES&G related matters. • 2019 actions formalized the Board's long-term interest and historic and on-going review and focus on ES&G.
NEW **INCREASED DIRECTOR EDUCATION**		• Increased investment in Board education sessions via: third party presentations; a refreshed Director on-boarding program; and membership in a national non-profit organization dedicated to director education.

> **Additional details** on Corporate Governance on page **19**.

Corporate Social Responsibility

 **SERVE OUR CUSTOMERS**  *We remain committed to all of our stakeholders.*

Hubbell operates its business and executes on strategies that consider Hubbell's effect on our shareholders, employees, customers, suppliers and communities. At Hubbell, we believe that we can deliver value for our stakeholders beyond mere financial returns. In 2019, Hubbell evidenced its Corporate Social Responsibility (CSR) commitment with a dedicated part of its website, **www.hubbell.com**, and formalized the Board's and its Committees' review and oversight of ES&G matters.

Notable CSR achievements in 2019, include:

COMMUNITY	DIVERSITY	SAFETY	SUSTAINABILITY
170+ CHARITIES AND NON-PROFITS THAT EMPLOYEES, DIRECTORS AND THE COMPANY DONATED TO OR VOLUNTEERED FOR IN 2019	JOINED THE **PARADIGM FOR PARITY COALITION** AND PARTNERED WITH **EMPLOYER SUPPORT OF THE GUARD & RESERVE**	**DOWN 11%** IMPROVED SAFETY RECORD BY DECREASING THE TOTAL RECORDABLE INCIDENT RATE OVER THE LAST 3 YEARS	BASELINED ITS GREENHOUSE GAS AND WATER USAGE IN ADVANCE OF PLAN TO PUBLISH REDUCTION GOALS IN 2020

> **Specific details** on Corporate Social Responsibility on page **26**.

Proposal 1 | Election of 8 Directors

See pages 12-18 for further information.

THE BOARD RECOMMENDS A VOTE ✅ FOR EACH NOMINEE FOR A ONE-YEAR TERM.

The following table provides summary information about each of the eight director nominees. Each director is elected annually by a plurality of votes cast. Existing committee assignments of the directors are described below. Each nominee is a current Director of the Company and possesses the qualifications and experience recommended by the Nominating and Corporate Governance Committee, and is approved by our Board to serve as a Director.

Our Director Nominees



CARLOS M. CARDOSO
INDEPENDENT
Director since: 2013

Chairman, Garrett Motion Inc.

Committees:
Audit, Compensation

Age 62



ANTHONY J. GUZZI
INDEPENDENT, LEAD DIRECTOR
Director since: 2006

Chairman, President and CEO, EMCOR Group, Inc.

Committees:
Executive, Finance, Nominating and Corporate Governance

Age 56



NEAL J. KEATING
INDEPENDENT
Director since: 2010

Chairman, President and CEO, Kaman Corporation

Committees:
Compensation, Executive, Nominating and Corporate Governance (Chair)

Age 64



BONNIE C. LIND
INDEPENDENT
Director since: 2019

SVP, CFO and Treasurer, Neenah, Inc.

Committees:
Audit, Finance

Age 61



JOHN F. MALLOY
INDEPENDENT
Director since: 2011

Chairman, President and CEO, Victaulic Company

Committees:
Audit, Executive, Finance (Chair)

Age 65



DAVID G. NORD
NOT INDEPENDENT
Director since: 2013

Chairman and CEO, Hubbell Incorporated

Committees:
Executive (Chair)

Age 62



JOHN G. RUSSELL
INDEPENDENT
Director since: 2011

Chairman of the Boards of CMS Energy Corporation, Consumers Energy Company

Committees:
Compensation (Chair), Executive, Finance, Nominating and Corporate Governance

Age 62



STEVEN R. SHAWLEY
INDEPENDENT
Director since: 2014

Former SVP and CFO, Ingersoll Rand Inc.

Committees:
Audit (Chair), Executive, Finance

Age 67

AVERAGE AGE



1 — 66+ years
6 — 61-65 years
62 years
1 — 55-60 years

DIRECTOR NOMINEE COMPETENCIES AND PROFILES:

Competency	Count
Independence	7
Manufacturing Experience	8
Gender Diversity	1
Financial Expert	8
CEO Experience	6
Risk Management Experience	8

| **Proposal 2** | Say on pay: advisory vote on the compensation of the named executive officers. | See pages 31-57 for further information. |

THE BOARD RECOMMENDS A VOTE ✓ FOR THIS PROPOSAL.

Shareholder Engagement

 **SERVE OUR CUSTOMERS**  *Robust 2019 shareholder engagement process.*

Hubbell's 2019 advisory Say on Pay vote on executive compensation was 58%, significantly lower than the votes we have previously received on Say on Pay, which averaged over 97% support for the last 10 years. The Board of Directors and Hubbell's management team took these voting results very seriously and intensely engaged with our shareholders in both the spring and the fall on the topic of Hubbell's executive compensation programs and pay for performance philosophy.



JOHN G. RUSSELL
Compensation Committee, Chair

Compensation Committee Chair Led Engagements

Hubbell reached out to our top 25 shareholders (representing approximately 65% of Hubbell's share ownership) during both the spring and fall of 2019. The spring calls were led by Hubbell's now-retired Compensation Committee Chair, Mr. Richard J. Swift, and the fall calls were led by Hubbell's current Compensation Committee Chair, Mr. John G. Russell, and included senior management from Human Resources, Legal and Finance. The calls were extremely beneficial and helped inform the Compensation Committee's approach and review of the Company's compensation programs, along with further advice and benchmarking from Hubbell's independent compensation consultant, Exequity, LLP.

Shareholder Outreach

In addition to the Say on Pay related calls, the Company regularly engages with its shareholders over the course of a year on diverse topics such as financial performance, compensation and pay for performance matters, corporate governance and corporate social responsibility. These meetings and calls can be in person or via teleconference, management only, or led by one of our independent directors with management present. We are committed to not just continued engagement with our shareholders, but to reviewing and applying the substance of the engagement. Hubbell management routinely reports out to the Board and specific Board committees on the substance and nature of its shareholder communications.

Hubbell values the input and insight it receives from its investors.

How we engaged **with investors**

 **NEW** **We invited our largest 25 shareholders (representing 65% of our share ownership)** to discuss Hubbell's pay for performance program, compensation design, sustainability programs, governance matters and strategy with our Compensation Committee Chair.

 **We regularly report our investors' views to our Board of Directors,** and the Compensation Committee considers these views when developing our executive compensation program.

 **We engage with analysts through quarterly conference calls,** our investor relations website, meetings, conferences and calls.

 **NEW** **We conducted a third-party investor perception study,** led by our investor relations team, that reached out to approximately 120 investor contacts, generating qualitative and quantitative feedback.

NEW

As a part of our shareholder outreach in 2019, we heard many different points of view from our various shareholders. We listened intently to the feedback we heard, sought to understand the perspective of our shareholders and endeavored to be responsive to their input, as outlined in the following table.

What We Heard	How We Responded
Our Proxy could be clearer.	Enhanced the Proxy and Compensation Discussion and Analysis (CD&A) summary sections; added additional graphics and revisions to improve readability.
Provide more details on the metrics and calculations for the incentive plans.	Highlighted the Long-Term Incentive (LTI) metrics in the summaries and detailed their linkage to Hubbell's business strategy and results.
Better explain any compensation design or program changes.	Because we are moving all LTI grants from Q4 2019 to Q1 2020 (and Q1 going forward), we have dedicated sections explaining this timing change and are including a pro forma chart that further clarifies the impact of this change.
Provide more operational and performance details.	Increased disclosures on Company performance and the linkage of performance measures to Hubbell's compensation program.
Compensation program is good; no need for a complete overhaul.	Made important, but modest adjustments to the compensation design, including increasing the linkage between Total Shareholder Return (TSR) performance and reward value.
Ensure that the compensation programs are performance oriented.	**Increased the weighting of the performance-oriented equity from 70% to 75%** by increasing the weighting of performance shares from 40% to 50% and changing stock appreciation rights from 30% to 25%, thereby ensuring greater pay for performance alignment.
Need to understand that pay is aligned with performance.	Included new charts comparing our CEO's pay vs a Realized Pay metric, demonstrating how Hubbell's compensation is aligned with performance.

❯ **Additional details** on our compensation related shareholder engagement on page **33**.

Executive Compensation Highlights

 **OPERATE WITH DISCIPLINE** ❯ *Our program is designed around pay for performance, informed by our shareholder engagement. Performance orientation of equity program enhanced to now be 75% of overall awards.*

Elements of Compensation

Hubbell compensated its named executive officers ("NEOs") using the following elements for total direct compensation in 2019:

	Element	Description	Target Compensation Mix	
			CEO	**Other NEOs**
Targeted at 50th percentile of peers	**Salary**	A competitive level of cash is provided to attract and retain executive talent.	**15%**	**28%**
	Annual Cash Incentive	Amounts awarded based on achievements with respect to the Company's financial goals and individual performance against strategic objectives (CEO's design is 100% based on financial goals).	**18%**	**22%**
	Long-term Equity Incentive	A mix of equity awards designed to drive Hubbell's performance, and align executives' interests with shareholders. **75% of equity awards are performance-based.**	**67%**	**50%**

Pay for Performance

We have executed a strong pay for performance program, with the following principles:



PERFORMANCE-BASED

See page 40

INCENT LONG-TERM BUSINESS SUCCESS

See page 48

ALIGN WITH SHAREHOLDERS

See page 50

TIE TO KEY STRATEGIC PRIORITIES

See pages 50-51

85% of the annual target compensation opportunity for our CEO is performance-based (or "at risk").

75% of our equity grants are performance based, 50% delivered in performance shares, 25% delivered in SARS.

Our performance stock awards include a relative total shareholder return ("TSR") modifier to reward significant positive outperformance and align executives' and shareholders' long-term interests.

The metrics for our performance stock awards are focused on our strategic priorities of profitable growth with operational effectiveness.

Hubbell's compensation program is designed to achieve the following pay for performance objectives:

- Align executive pay to our company performance and drive our business strategy.
- Attract and retain key talent.
- Align the interests of executives with our shareholders with effective pay for performance.
- Deliver competitive and fair compensation.

Long-Term Incentive

Hubbell made changes to its Long-Term Incentive program based on Shareholder feedback:

WE HEARD YOU
- Increased weight of performance shares from 40% to 50%
- Increased overall weight of performance-oriented equity from 70% to 75%
- Enhanced TSR Modifier



··············· **75% Performance Based** ···································

Design

| 50% Performance Shares | 25% SARs | 25% Restricted Shares |

··············· PERFORMANCE SHARES AND RESTRICTED SHARES ARE 3-YEAR ···························
CLIFF VESTING, SARS ARE 3-YEAR RATABLE VESTING

Performance Share Metrics – Relevant to our strategy and aligned with investors

SALES GROWTH — Drives Hubbell's growth initiatives, including organic growth, new product development and acquisition performance.

OPERATING PROFIT MARGIN — Focuses NEOs on improving pricing, productivity and cost while executing operational objectives including footprint optimization and product rationalization.

TRADE WORKING CAPITAL — Provides focus on activities that increase Hubbell's operational effectiveness and cash generation, specifically inventory management and accounts payable/receivables.

TSR MODIFIER — Ensures a direct link to shareholders.

Specific details on these metrics may be found on pages **50-51** in the Compensation Discussion & Analysis section.

Management conducted a comprehensive analysis of potential internal metrics based on our strategic plan and the correlation of these metrics with TSR performance in our competitive financial peer set of companies. The Compensation Committee determined these metrics for the long-term plan based on our current and future objectives of growth, productivity and capital management, while ensuring alignment with shareholders through TSR. The Compensation Committee believes that focusing our NEOs to execute on these metrics will drive shareholder value.

NEW

Long-Term Incentive Timing Change

In 2019, Hubbell made the decision to move the timing of our annual equity grant from the fourth quarter of each year into the first quarter of the year, effective in 2020. This change is intended to align all of Hubbell's compensation discussions with its executives to the first quarter of the calendar year, as merit salary changes and short-term incentive bonuses are already delivered in the first quarter.

The result of this change for 2019 is that there were no equity grants delivered to the NEOs in 2019 including Chairman and CEO, David G. Nord, except for those certain mid-year grants associated with 2019 promotions to new roles (including Messrs. Bakker, Sperry, Connolly and Ms. Lane). The equity grants that would have been historically delivered in December of 2019 will now be delivered in February of 2020. To ensure transparency and clarity to our shareholders, we are providing a supplemental Compensation Table in the CD&A (see page 49), as well as providing the detail in the footnotes of the Summary Compensation Table (see the footnotes of page 58), to show the compensation for 2019 including the grant to be made in 2020, as a more "normalized" look at the true annual pay for the NEOs.

Additional details on the timing change can be found on page **49** .

Proposal 3	Ratification of the selection of Pricewaterhouse Coopers LLP as the Independent Registered Public Accountant for 2020.	See pages 71-73 for further information.

THE BOARD RECOMMENDS A VOTE ✓ FOR THIS PROPOSAL.

Proposal 1 Election Of Directors

The Board has fixed the number of Directors who shall be elected by the shareholders at the 2020 Annual Meeting at eight.

> **Each Director nominee possesses the appropriate qualifications and experience for membership on the Board of Directors.**

Director Qualifications and Experience

The Nominating and Corporate Governance Committee (NCGC) works with the Board at least annually to determine the appropriate characteristics, skills and experience for the Board and its individual members to properly oversee the interests of the Company and its shareholders.

The NCGC recommends candidates for Board membership using the selection criteria outlined in the Corporate Governance Guidelines (the "Guidelines") and other factors it deems necessary to fulfill its objectives. Candidates are evaluated on the basis of their individual qualifications and experience and in the context of the Board as a whole. The NCGC considers diversity when creating the pool of candidates from which it selects potential director nominees. Such diversity includes gender, race and ethnicity and also diversity of experience, professional background, industry exposure and other areas. The objective is to assemble a diverse Board that can best facilitate the success of the business and represent shareholder interests through the exercise of sound judgment.

Below is a list of certain of the qualifications and experience sought by the NCGC in recommending candidates for nomination to the Board:

- Ability to make independent analytical inquiries
- Marketing, finance, operations, manufacturing or other relevant public company experience
- Financial literacy
- Professional background
- Education
- Corporate governance experience
- Experience as a current or former public company officer
- Experience in the Company's industry
- Public company board service
- Academic expertise in areas of the Company's operations

In determining whether to recommend a current Director for re-election, the NCGC will also consider past attendance at meetings, service on other boards and participation in and contributions to Board activities.

Each Director nominee possesses the appropriate qualifications and experience for membership on the Board of Directors. As a result, the Board is comprised of individuals with strong and unique backgrounds, giving the Board competence and experience in a wide variety of areas to serve the interests of the Company and its shareholders.

▌ **The Board is committed to integrity, diversity and independence.**

Commitment to Board Integrity, Diversity and Independence

In addition to ensuring that our director nominees possess the requisite skills and qualifications, the NCGC places an emphasis on ensuring that the nominees demonstrate the right leadership traits, personality, work ethic, independence, and diversity of background to align with our performance culture and our long-term strategic vision. Specifically, these criteria include:

- Exemplification of the highest standards of personal and professional integrity
- Potential contribution to the diversity and culture of the Board, including by virtue of age, educational background, global perspective, gender, ethnicity or nationality
- Ability to devote sufficient time to performing their Board and committee duties
- Independence from management
- Willingness to constructively challenge management through active participation in Board and committee meetings
- Subject matter expertise

The NCGC also believes that, in addition to diversity of personal characteristics and experiences, diversity of service tenures also facilitates effective Board oversight. Though Ms. Marks will not stand for re-election to the Board of Directors at the expiration of her current term, the NCGC remains committed to ensuring its continued focus on selecting diverse nominees.

▌ **The Board nominated eight candidates for election as Directors.**

Nomination and Election Process

Hubbell's Directors are elected at each Annual Meeting of Shareholders and hold office for one-year terms or until their successors are duly elected and qualified. The Board of Directors nominated eight candidates for election as Directors. In the event that any of the nominees for Director should become unavailable, it is intended that the shares represented by the proxies will be voted for any substitutes nominated by the Board of Directors, unless the number of Directors constituting the full Board is reduced.

In searching for qualified Director candidates for election to the Board and to fill vacancies on the Board, the Board may solicit current Directors or members of executive management for the names of potentially qualified candidates, consult with outside advisors, retain a Director search firm or consider nominees suggested by shareholders. All Director candidates, including any Director candidates recommended by shareholders, are reviewed and evaluated by the NCGC in relation to the specific qualifications and experience sought by the Board for membership (as discussed in the "Director Qualifications and Experience" section on page 12), and the Board's needs at that time. A candidate whose qualifications and experience align with this criteria is then interviewed by members of the NCGC, other Board members and executive management to further assess the candidate's qualifications and experience and determine if the candidate is an appropriate fit. Candidates may be asked to submit additional information to support their potential nomination and references may be requested. If the Board approves of the NCGC recommendation, the candidate is then nominated for election by the Company's shareholders or appointed by the Board to fill a vacancy, as applicable.

Any shareholder who intends to recommend a candidate to the NCGC for consideration as a Director nominee should deliver written notice, which must include the same information requested by Article I, Section 11(A) (2) of our By-Laws, to the Secretary of the Company. Any such notice should be delivered to the Company sufficiently in advance of the Company's annual meeting to permit the NCGC to complete its review in a timely fashion.

Directors are elected by plurality vote. Plurality means that the nominees who receive the most votes cast "FOR" their election are elected as directors. Votes withheld and broker non-votes will not affect the election of Directors. Pursuant to the terms of our Director Resignation Policy, any director in an uncontested election who receives more votes "withheld" from his or her election than votes "for" his or her election must promptly tender his or her resignation to the Board. See page 24 for additional details on this Policy. Broker discretionary voting is not allowed, so if your shares are held by a broker and you have not instructed the broker how to vote, your shares will not be voted with respect to Proposal 1.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE ⊘ FOR THE ELECTION OF EACH OF THE DIRECTOR NOMINEES FOR A ONE-YEAR TERM.

> ▍ **All of the nominees are current Directors previously elected by the Company's shareholders.**

Director Nominees

The nominees are proposed by the Board to stand for election at the 2020 Annual Meeting of Shareholders and to serve as Directors until the 2021 Annual Meeting.

All of the nominees are current Directors previously elected by the Company's shareholders. During the five years ended December 31, 2019, Mr. Keating, Ms. Lind, Mr. Malloy and Mr. Shawley have held the principal occupation listed in their biographies below or been retired for that period of time, as applicable. The employment history of each of the other Director nominees during such time period is reflected in their biographies. The following biographies provide information on the principal occupation of each of the Director nominees.



CARLOS M. CARDOSO

Age 62

Director
since: 2013

INDEPENDENT

AUDIT COMMITTEE FINANCIAL EXPERT

Committees:
- Audit
- Compensation

Skills and Qualifications:

Mr. Cardoso brings to the Board CEO, COO, manufacturing, international business and public company board experience, including:

- Significant manufacturing and operations experience having served as President of the Pump Division of Flowserve Corporation, a manufacturer/provider of flow management products and services; Vice President and General Manager, Engine Systems and Accessories, for Honeywell International, Inc., a technology and manufacturing company; and Vice President Manufacturing Operations for Colt's Manufacturing Company, LLC, a maker of firearms.
- Membership on the board of Stanley Black & Decker, Inc., a public company and a diversified global provider of hand and power tools and accessories.
- Chairman of the Board of Garrett Motion Inc., a public company and a provider of transportation systems.

Directorships:
- Stanley Black & Decker, Inc., since 2007;
- Garrett Motion Inc., since 2018

Mr. Cardoso has served as Chairman of Garrett Motion Inc. since July 2018 and as the principal of CMPC Advisors LLC, an investment advisory firm, since January 2015. He previously served as Chairman of Kennametal, Inc. (publicly traded manufacturer of metalworking tools and wear-resistant products) from January 2008 until December 2014. He also served as President and Chief Executive Officer of Kennametal from January 2006 until December 2014. Mr. Cardoso joined Kennametal in 2003 and served as Vice President, Metalworking Solutions and Services Group and then as Executive Vice President and Chief Operating Officer before he became President and Chief Executive Officer. Mr. Cardoso was appointed Chairman of the Board of Garrett Motion Inc. in July 2018.



ANTHONY J. GUZZI

Age 56

Director
since: 2006

INDEPENDENT

LEAD DIRECTOR

Committees:
- Executive
- Finance
- Nominating and Corporate Governance

Skills and Qualifications:

Mr. Guzzi brings to the Board CEO, COO, manufacturing, strategic development, operations, consulting and public company board experience, including:
- Serving as Chairman, President and CEO and a Director of EMCOR Group, Inc., a publicly traded mechanical, electrical construction and facilities services company.
- Extensive experience in manufacturing and distribution having served as President, North American Distribution and Aftermarket and President, Commercial Systems and Services of Carrier Corporation, a subsidiary of United Technologies Corporation.
- Past experience as an engagement manager with McKinsey & Company, a prominent management consulting firm.

Directorship:
- EMCOR Group, Inc., since 2009

Mr. Guzzi has served as Chairman of the Board, President and Chief Executive Officer of EMCOR Group, Inc. (a publicly traded mechanical, electrical construction and facilities services company) since June 2018. Previously, he was President and Chief Executive Officer of EMCOR from January 2011 to June 2018 and President and Chief Operating Officer from 2004 to 2010. He also served as President, North American Distribution and Aftermarket of Carrier Corporation (HVAC and refrigeration systems), a subsidiary of United Technologies Corporation from 2001 to 2004 and President, Commercial Systems and Services in 2001.



NEAL J. KEATING

Age 64

Director
since: 2010

INDEPENDENT

Committees:
- Compensation
- Executive
- Nominating and Corporate Governance (Chair)

Skills and Qualifications:

Mr. Keating brings to the Board an extensive history of senior executive leadership and board experience and a strong background in international operations, distribution, and mergers and acquisitions, including:
- Serving as Chairman of the Board, President and CEO of Kaman Corporation, a publicly traded aerospace and industrial distribution company.
- Past experience as COO of Hughes Supply and Executive Vice President and COO of Rockwell Collins, Commercial Systems.
- Former Managing Director and CEO of GKN Aerospace and Director of GKN plc, an international aerospace, automotive and land systems business.
- Member of the Executive Committee of the Board of Trustees of the Manufacturers Alliance for Productivity and Innovation (MAPI).
- Membership on the board of governors of the Aerospace Industry Association (AIA).
- Member of the Board of Trustees of Embry-Riddle Aeronautical University.

Directorship:
- Kaman Corporation, since 2007

Mr. Keating has served as the Chairman of the Board, President and Chief Executive Officer of Kaman Corporation (a publicly traded aerospace and industrial distribution company), since 2008. Previously, he held the position of President and Chief Operating Officer of Kaman from 2007 to 2008. From 2004 to 2007, he held the position of Chief Operating Officer of Hughes Supply (a wholesale distributor acquired by Home Depot).



BONNIE C. LIND

Age 61

Director
since: 2019

INDEPENDENT

**AUDIT COMMITTEE
FINANCIAL EXPERT**

Committees:
● Audit
● Finance

Skills and Qualifications:

Ms. Lind brings to the Board CFO, Treasurer, financing, manufacturing, mergers and acquisitions, and public company board experience, including:

● Serving as Senior Vice President, CFO and Treasurer of Neenah, Inc., a global manufacturer of technical specialties products, fine paper and packaging.
● Past experience as Assistant Treasurer of Kimberly-Clark Corporation, a manufacturer of personal care, consumer tissue and health care products.
● Membership on the Board of U.S. Silica Holdings, a publicly traded performance materials company and one of the largest domestic producers of commercial silica.
● Formerly served on the Board of Empire District Electric Company, a utility generating, transmitting and distributing power to southwestern Missouri and adjacent areas.
● Formerly served on the Board of Federal Signal Corporation, a publicly traded international designer and manufacturer of products and solutions that serves municipal, governmental, industrial and commercial customers.

Directorship:
● U.S. Silica Holdings, Inc., since 2019

Prior Directorships:
● Federal Signal Corporation, 2014-2018;
● Empire District Electric Company, 2009-2017

Ms. Lind has served as Senior Vice President, CFO and Treasurer of Neenah, Inc. (a publicly traded technical specialties and fine paper company), since June 2004. Previously, Ms. Lind held a variety of increasingly senior financial and operations positions with Kimberly-Clark Corporation from 1982 until 2004.



JOHN F. MALLOY

Age 65

Director
since: 2011

INDEPENDENT

**AUDIT COMMITTEE
FINANCIAL EXPERT**

Committees:
● Audit
● Executive
● Finance (Chair)

Skills and Qualifications:

Mr. Malloy brings to the Board many years of senior management, operations, economic and strategic planning experience having served as the CEO and COO of a global manufacturing and distribution company, including:

● Thirteen years of executive management experience at a leading worldwide manufacturing company.
● Over fifteen years of experience in various senior level strategic planning positions at United Technologies Corporation.
● Membership on the Board of Trustees of the Manufacturers Alliance for Productivity and Innovation (MAPI).
● Holds a Ph.D. in economics and has taught courses in Economics at Hamilton College.

Directorship:
● Victaulic Company, since 2006

Mr. Malloy has served as the Chairman of the Board, President and Chief Executive Officer of Victaulic Company (a privately held mechanical pipe joining systems company) since 2006. Previously, he held the position of President and Chief Executive Officer from 2004 to 2006 at Victaulic and also President and Chief Operating Officer from 2002 to 2004.



DAVID G. NORD

Age 62

Director since: 2013

NOT INDEPENDENT

Committee:
- Executive (Chair)

Skills and Qualifications:

Mr. Nord brings to the Board extensive financial, operational and strategic planning experience and a strong background in the manufacturing industry having served as a senior executive at two global manufacturing companies, including:

- Served as the Company's Senior Vice President and CFO for 7 years and as COO prior to his appointment to CEO in 2013.
- Ten years in various senior leadership positions at United Technologies Corporation including Vice President-Finance and CFO of Hamilton Sundstrand Corporation, one of its principal subsidiaries.
- Held roles of increasing responsibility at The Pittston Company, a publicly held multinational corporation and Deloitte & Touche.
- Chairman of the Board of Trustees of the Manufacturers Alliance for Productivity and Innovation (MAPI) and Member and Immediate-Past Chairman of the Board of Governors of the National Electrical Manufacturing Association.

Directorship:
- Ryder Systems, Inc., since 2018

Mr. Nord has served as Chairman and Chief Executive Officer of the Company since June 2019 and Chairman, President and Chief Executive Officer since May 2014. Previously, he served as the Company's President and Chief Executive Officer from January 2013 to May 2014, President and Chief Operating Officer from June 2012 to January 2013 and Senior Vice President and Chief Financial Officer from September 2005 to June 2012.



JOHN G. RUSSELL

Age 62

Director since: 2011

INDEPENDENT

Committees:
- Compensation (Chair)
- Executive
- Finance
- Nominating and Corporate Governance

Skills and Qualifications:

Mr. Russell brings to the Board many years of experience as a public company executive officer and Director in the utility industry and possesses a strong background in operations, regulated utilities and governance, including:

- Serving as Chairman of the boards of CMS Energy Corporation ("CMS") and Consumers Energy Company ("Consumers") and as Director for over fifteen years in the aggregate.
- Serving as the President and CEO of CMS and Consumers and previously as COO.
- Over thirty years of both hands-on and leadership experience in the utility industry, an industry that represents a significant part of the Company's overall business.

Directorships:
- CMS Energy Corporation, since 2010
- Consumers Energy Company, since 2010

Mr. Russell has served as the Chairman of the Boards of CMS and Consumers (a publicly traded electric and natural gas utility) since May 2016. Previously he served as the President and Chief Executive Officer of CMS and Consumers from 2010-2016. He also held the position of President and Chief Operating Officer of Consumers from 2004 to 2010.



STEVEN R. SHAWLEY

Age 67

Director
since: 2014

INDEPENDENT

**AUDIT COMMITTEE
FINANCIAL EXPERT**

Committees:
- Audit (Chair)
- Executive
- Finance

Skills and Qualifications:

Mr. Shawley brings to the Board extensive leadership experience as a public company executive officer and Director and a strong background in finance, accounting and audit, including:

- Over fourteen years of experience as a public company officer, including serving as the Senior Vice President and CFO of Ingersoll Rand Inc. and President of one of its major business sectors.
- Holding multiple financial roles of increasing responsibility over the course of 30+ years including audit, accounting, financial planning and as the controller of Westinghouse Electric Corporation's largest manufacturing division and CFO of its Thermo King subsidiary.
- Served on the board of a public company and as Chair of its Audit Committee.

Prior Directorship:
- GrafTech International (2010 - 2014)

Mr. Shawley served as the Senior Vice President and Chief Financial Officer of Ingersoll-Rand Company (a publicly traded manufacturer of climate solutions and industrial and security technologies) from 2008 to 2013. Previously, he held the position of Senior Vice President and President of Ingersoll-Rand's Climate Control Technologies business from 2005 to 2008.

Corporate **Governance**

> ▍ **The Board exercises strong corporate governance practices and principles.**

The Board of Directors has adopted the Company's Corporate Governance Guidelines (the "Guidelines") to assist the Board in the exercise of its responsibilities and to best serve the interests of the Company and its shareholders. The Guidelines reflect the Board's commitment to good governance through the establishment of policies and procedures in areas it believes are critical to the enhancement of shareholder value. It is the Board's intention that these Guidelines serve as a framework within which the Board can discharge its duties and foster the effective governance of the Company. The Board of Directors met 11 times in 2019.

Governance **Snapshot**
❯ Shareholders have identical **economic and voting rights -** each share of Common Stock is entitled to one vote.
❯ Directors are **elected annually** by shareholders to serve a one-year term.
❯ Corporate funds or resources are not used for direct contributions to political candidates or campaigns.
❯ Independent Board members meet regularly in **Executive Sessions**, without management present.
❯ **56%** of our Board has a **tenure of seven years or less**.
❯ To maintain a diverse Board, Director nominees are evaluated on their background and experience and also **gender, race and ethnicity**.
❯ Director **compensation is reviewed annually** with advice from our independent compensation consultant and benchmarked for competitiveness.
❯ There are **no related party transactions** with our Directors, officers and significant shareholders.
❯ Our **Director Resignation Policy** requires any director who fails to receive a majority of the votes cast to promptly tender his or her resignation.
❯ Board and Committees may hire **outside advisors independent** from management.

Board Leadership Structure

> ▍ **An independent Lead Director counterbalances a unified Chairman/CEO and fosters effective collaboration and communication among independent directors.**

Chairman

The Company's By-Laws require the Board to choose the Chairman of the Board from among the Directors and provide the Board with the ability to appoint the CEO of the Company as the Chairman of the Board. This approach gives the Board the necessary flexibility to determine whether these positions should be held by the same person or by separate persons based on the leadership needs of the Company at any particular time. The Board believes that there is no single, generally accepted approach to providing board leadership, and that each of the possible leadership structures for a board must be considered in the context of the individuals involved and the specific circumstances facing a company at any given time.

Mr. Nord has served as Chairman and Chief Executive Officer of the Company since June 2019. Previously, Mr. Nord served as Chairman, President and Chief Executive Officer from May 2014 to June 2019. The Board has determined that combining the roles of CEO and Chairman is best for the Company and its shareholders at this time because it promotes unified leadership from Mr. Nord and allows for a single, clear focus for management to execute the Company's strategic and business plans.

Independent Lead Director

The Board has established the position of an independent Lead Director to serve a three-year term. The Board believes that a three-year term is appropriate for the Lead Director as it affords greater continuity and allows the Lead Director to gain a better understanding of Board and management dynamics and build relationships with the other Directors. The Lead Director is responsible for:

Board Leadership	Providing leadership to the Board in situations where the Chairman's role may be perceived to be in conflict.
Executive Sessions	Coordinating the agenda and chairing executive sessions of the independent directors regularly throughout the year and at each regularly scheduled Board meeting.
Liaison	Regularly meeting with the Chairman and facilitating communications among the Chairman, management and the independent Directors.
Spokesperson	Upon request, acting as the spokesperson for the Board in interactions with third parties.
Succession	Working with the NCGC and the Chairman to review and maintain the Company's succession plans.

Currently, Mr. Guzzi is the Lead Director and is expected to hold this position until the 2022 Annual Meeting. Following the 2022 Annual Meeting, the Board shall, upon recommendation from the NCGC, appoint a director for the next three year Lead Director term. The Board believes that its present leadership structure and composition provides for independent and effective oversight of the Company's business and affairs as further demonstrated by the fact that its members are current or former CEOs, CFOs or COOs of major companies in similar industries, its Audit, Compensation, and Nominating and Corporate Governance Committees are composed entirely of Directors who meet the independence requirements of the NYSE and Mr. Nord is the only Director who is a member of executive management. Given the strong leadership of Mr. Nord as Chairman and CEO, the counterbalancing role of the Lead Director, and a Board comprised of effective and independent Directors, the Board believes that its current leadership structure is appropriate at this time.

Director Independence

> **Our Board consists of a majority of independent Directors and our Audit, Compensation, Finance and NCGC Board committees are 100% independent.**

The Guidelines indicate that the Board shall be composed of a majority of independent Directors. Eight of our nine directors are independent. In evaluating the independence of Directors, each year the NCGC reviews all direct and indirect relationships between Directors (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company or any of its subsidiaries) and the Company and its subsidiaries in accordance with the rules of the New York Stock Exchange ("NYSE") and the SEC and considers whether any relationship is material. The NCGC also reviews responses to annual questionnaires completed by each of the Directors, a report of transactions with Director-affiliated entities, Code of Conduct compliance certifications, case submissions filed with the Company's confidential communication resource and Company donations to charitable organizations with which a Director may be affiliated (noting that The Harvey Hubbell Foundation's various matching gift programs are available to all Directors, officers and employees and that such programs match eligible gifts made to qualifying charitable organizations and educational institutions up to $25,000 in the aggregate in a calendar year).

The NCGC considered the nature and dollar amounts of the transactions with Directors and determined that none was required to be disclosed or otherwise impaired the applicable Director's independence as all of these ordinary course transactions were significantly below the NYSE bright-line independence thresholds. As a result of this review, the Board determined that each of the current Directors is independent other than Mr. Nord. In addition, the Board determined that Mr. Swift, who served as a director during 2019 but did not stand for re-election at the 2019 Annual Meeting, was independent. In evaluating and determining the independence of the Directors, the NCGC considered that in the ordinary course of business, transactions may occur between the Company and its subsidiaries and entities with which some of the Directors are or have been affiliated.

Board Oversight of Risk

▌ **Our Board oversees risk management activities.**

Members of senior management assist the Board and its committees with their risk oversight responsibilities through routine discussions of risks involved in their specific areas of responsibility. For example, our principal business leaders will report to the Board at regular intervals during the year on the Company's strategic planning activities and risks relevant to execution of the strategy. In addition, from time to time, independent consultants with specific areas of expertise are engaged to discuss topics that the Board and management have determined may present a material risk to the Company's operations, plans or reputation.



BOARD OF DIRECTORS

oversees the Company's risk management practices and annually reviews with management the implementation and results of the Company's enterprise risk management program which identifies and quantifies a broad spectrum of risks in various categories, such as strategic, operational, compliance, financial, information technology, cybersecurity and related action plans. The standing committees of the Board have the following oversight of the following key risk areas:

AUDIT COMMITTEE	COMPENSATION COMMITTEE	NOMINATING AND CORPORATE GOVERNANCE COMMITTEE	FINANCE COMMITTEE
routinely discusses with management the Company's policies and processes with respect to risk assessment, financial, legal, cybersecurity and compliance risk exposures and related controls.	considers risks associated with our compensation plans and policies.	reviews risks relating to director selection, governance, Board composition, succession and ES&G.	considers risks associated with the Company's capital structure, acquisition strategy, insurance programs and cash management.

In 2019, as part of our risk management activities, the Company reviewed with the Compensation Committee its compensation policies and practices applicable to all employees that could affect the Company's assessment of risk and risk management and determined that such compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on the Company. The Board does not believe that its role in the oversight of the Company's risks affects the Board's leadership structure.

Board Committees

The Board of Directors has established the following standing Committees to assist it in fulfilling its responsibilities: Audit, Compensation, Executive, Finance and Nominating and Corporate Governance. The principal responsibilities of each of these Committees are described generally below and in detail in their respective Committee Charters which are available on the Company's website at **www.hubbell.com**, or in the case of the Executive Committee Charter, in Article III, Section 1, of the Company's By-Laws. The Board has determined that each member of the Audit, Compensation and Nominating and Corporate Governance Committees is independent for purposes of the NYSE listing standards and Security and Exchange Commission ("SEC") regulations.

Audit Committee



STEVEN R. SHAWLEY (CHAIR)

Members:
Carlos M. Cardoso
Bonnie C. Lind
John F. Malloy

9 Meetings in 2019	98% Attendance	●●●● Independence 4/4

Key Oversight Responsibilities
- Oversees the Company's accounting and financial reporting and disclosure processes.
- Appoints the independent auditor and evaluates its independence and performance annually.
- Reviews the audit plans and results of the independent auditors.
- Approves all audit and non-audit fees for services performed by the independent auditors.
- Reviews and discusses with management and the independent auditors matters relating to the quality and integrity of the Company's financial statements, the adequacy of its internal controls processes and compliance with legal and regulatory requirements.
- Reviews the Company's cybersecurity plans, policies, threats and prevention strategies with management.

The Board of Directors has determined that all members of the Audit Committee are financially literate and meet the NYSE standard of having accounting or related financial management expertise. Each member of the Audit committee is an "audit committee financial expert" as defined by the SEC.

Compensation Committee



JOHN G. RUSSELL (CHAIR)

Members:
Carlos M. Cardoso
Neal J. Keating
Judith F. Marks[1]

5 Meetings in 2019	95% Attendance	●●●● Independence 4/4

Key Oversight Responsibilities
- Determines and oversees the Company's execution of its compensation programs and employee benefit plans.
- Reviews and approves all compensation of the CEO and officers of the Company, with input from the independent compensation consultant.
- Appoints the independent compensation consultant and evaluates its independence and performance annually.
- Determines stock ownership guidelines for the CEO and officers of the Company.
- Reviews and approves of the Company's peer companies.

(1) Ms. Marks will not stand for re-election to the Board of Directors at the expiration of her current term.

Executive Committee



**DAVID G. NORD
(CHAIR)**

Members:
Anthony J. Guzzi
Neal J. Keating
John F. Malloy
John G. Russell
Steven R. Shawley

| **Did not meet in 2019** | **Did not meet in 2019** | ● ● ● ● ● ○
Independence 5/6 |
| --- | --- | --- |

Key Oversight Responsibilities
- The Executive Committee may meet during intervals between meetings of the Board of Directors and may exercise all the powers of the Board of Directors in the management of the business and affairs of the Company, except certain powers set forth in the By-Laws of the Company.

Finance Committee



**JOHN F.
MALLOY
(CHAIR)**

Members:
Anthony J. Guzzi
Bonnie C. Lind
John G. Russell
Steven R. Shawley

| **4**
Meetings in 2019 | **95%**
Attendance | ● ● ● ● ●
Independence 5/5 |
| --- | --- | --- |

Key Oversight Responsibilities
- Oversees the Company's financial and fiscal affairs and reviews proposals regarding long-term and short-term financing, material acquisitions, dividend policies, stock repurchase programs and changes in the Company's capital structure.
- Reviews the Company's major capital expenditure plans and monitors the Company's insurance programs.
- Reviews the administration and management of the Company's pension plans and investment portfolios.

Nominating and Corporate Governance Committee



**NEAL J.
KEATING
(CHAIR)**

Members:
Anthony J. Guzzi
Judith F. Marks[1]
John G. Russell

| **5**
Meetings in 2019 | **95%**
Attendance | ● ● ● ●
Independence 4/4 |
| --- | --- | --- |

Key Oversight Responsibilities
- Develops the Company's corporate governance guidelines and monitors adherence to its principles.
- Approves related person transactions.
- Evaluates director independence and compensation.
- Identifies qualified individuals to become Board members, recommends nominees for election or appointment to the Board and oversees the Board's and management's performance evaluation and succession planning process.
- **NEW** Oversees the development and administration of the Company's corporate social responsibility/ES&G program.

See the "Nomination and Election Process" section on page 13 and the "Director Independence" section on page 20 for more information on the actions taken by the Nominating and Corporate Governance Committee in these areas.

(1) Ms. Marks will not stand for re-election to the Board of Directors at the expiration of her current term.

Board Practices and Procedures

Code of Business Conduct and Ethics

The Company requires its Directors and officers to act in accordance with the highest standards of ethical conduct and has adopted a Code of Business Conduct and Ethics (the "Code of Conduct") that supports the Company's commitment to the people we serve, the communities we work in, the Company and each other. Our Code of Conduct covers many areas of professional conduct ranging from conflicts of interest, ethical business conduct, employment practices, compliance with applicable laws and regulations, protection of Company assets and confidential information and reporting obligations. Each year, to strengthen the Company's commitment to ethical conduct, we provide training on various aspects of the Code of Conduct and require all Directors and officers to certify compliance with the Code of Conduct policy. The Code of Conduct can be viewed on the Company's website at **www.hubbell.com.**

Director Resignation Policy

In 2016, the Board of Directors adopted a director resignation policy whereby any director in an uncontested election who receives more votes "withheld" from his or her election than votes "for" his or her election will promptly tender his or her resignation to the Board. Following receipt of the tendered resignation and within 60 days of certification of the shareholder vote, the Nominating and Corporate Governance Committee ("NCGC") will consider and recommend to the Board whether to accept or reject the resignation, or whether other action should be taken. The Board will then, within 90 days of certification of the shareholder vote, make a determination taking into consideration the recommendation of the NCGC, the vote results, shareholder input and other relevant factors.

Shareholder Outreach and Engagement

We value shareholders' perspectives and have a regular process throughout each year to discuss a range of topics, including our performance, strategy, executive compensation, environmental, social and governance matters. Discussions with our shareholders assist us to set goals and expectations for our performance and facilitate identification of emerging issues that may affect our strategies, corporate governance, compensation practices and other aspects of our operations.

Our shareholder engagement program includes investor conferences, investor events and one-on-one discussions with our shareholders. In 2019, our Board's Compensation Committee Chairs (retired and new), participated in 16 conference calls with shareholders (representing approximately 65% of outstanding shares) to discuss a wide range of business performance, governance, sustainability and compensation topics. In addition, our Chairman and CEO, Chief Financial Officer, General Counsel and other members of senior management engaged with our shareholders on a frequent basis year-round, to discuss Hubbell's strategy, financial and business performance, and ES&G programs.



SPRING
Engage with largest shareholders after issuance of Proxy Statement to discuss proxy disclosures and any questions prior to annual meeting; annual shareholders meeting.

SUMMER
Review of prior proxy season results and messages from shareholders; prepare for fall shareholder engagement season; ongoing scheduled investor meetings and discussions with shareholders on results, sustainability, and other topics.

ANNUAL SHAREHOLDER ENGAGEMENT

WINTER
Governance reviews, annual evaluations, ongoing engagement with shareholders at road shows and via investor calls; investor day (March 2020) session.

FALL
Engage with largest shareholders on performance, compensation and sustainability matters; review regulatory and governance changes impacting the Company and its shareholders; ongoing scheduled investor meetings and conferences.

Communications with Directors

Shareholders and interested parties may communicate with the full Board, the Lead Director, the non-management Directors as a group, or with individual Directors by using either of the following methods:

By Writing:
Board of Directors
Hubbell Incorporated
c/o Katherine A. Lane, Vice President, General Counsel and Secretary
40 Waterview Drive
Shelton, Connecticut 06484

By Email:
Secretary@hubbell.com

Communications will be forwarded to the specific Director(s) requested by the interested party. General communications will be distributed to the full Board or to a specific member of the Board depending on the material outlined in the communication. Certain items unrelated to the duties and responsibilities of the Board will not be forwarded including job inquiries and resumes, business opportunities, junk or mass mailings, spam, or any hostile, improper, threatening or illegal communications.

Attendance

All Directors attended our 2019 Annual Meeting and all Board meetings. Seven Directors attended 100% of the committee meetings on which they are a member.

The Board of Directors held 11 total meetings during the last full fiscal year. During 2019, no Directors attended less than 82% of the aggregate of the total number of meetings of the Board of Directors and the total number of meetings of the Committees of which such Director served as a member. Board members are expected to attend the Annual Meeting of Shareholders. At the 2019 Annual Meeting, all Directors then in office were in attendance.

Additional Resources

The Corporate Governance Guidelines and the following additional materials relating to corporate governance are published on our website at **www.hubbell.com.**

- Board of Directors - Current Members and Experience
- Code of Business Conduct and Ethics
- Amended and Restated By-Laws
- Compensation Recovery Policy
- Board Committees - Members and Charters
- Amended and Restated Certificate of Incorporation
- Stock Ownership and Retention Policy
- Contacting our Board of Directors

Corporate **Social Responsibility**

> **Hubbell's corporate social responsibility programs align with driving long-term shareholder growth.**

Hubbell is committed to operating as a responsible global citizen that promotes a culture of compliance, safety, inclusion and diversity, and investment in our people. This approach aligns with our foundational pillars and positively impacts our shareholders, employees, customers, suppliers and local communities. Hubbell's Board is committed to these issues and provides regular oversight on related initiatives. In 2019, the Board formally memorialized its commitment to and oversight of environmental, social and governance ("ES&G") issues in its Corporate Governance Guidelines. The Nominating and Corporate Governance Committee ("NCGC") has primary jurisdictional review of management's approach to ES&G, as further reflected in the revised NCGC charter, and reports regularly on ES&G matters to the full Board. In 2019, Hubbell evidenced its commitment to ES&G and sustainability issues via a dedicated section of its website at **www.hubbell.com.**

COMMUNITY	DIVERSITY	SAFETY	SUSTAINABILITY
170+ CHARITIES AND NON-PROFITS THAT EMPLOYEES, DIRECTORS AND THE COMPANY DONATED TO OR VOLUNTEERED FOR IN 2019	JOINED THE **PARADIGM FOR PARITY COALITION** AND PARTNERED WITH **EMPLOYER SUPPORT OF THE GUARD & RESERVE**	**DOWN 11%** IMPROVED SAFETY RECORD BY DECREASING THE TOTAL RECORDABLE INCIDENT RATE OVER THE LAST 3 YEARS	BASELINED ITS GREENHOUSE GAS AND WATER USAGE IN ADVANCE OF PLAN TO PUBLISH REDUCTION GOALS IN 2020

2019 **Snapshot**



COMMUNITY PARTNERSHIPS

❯ The Harvey Hubbell Foundation (the "Foundation"), donated over $1,000,000 to local and national charities and educational institutions, with a special focus on STEM initiatives.

❯ Through its "Dollars for Doers" program, the Foundation made matching donations to the charities for which Hubbell employees volunteer.

❯ Hubbell employees led Habitat for Humanity builds, Make-A-Wish Foundation fundraisers, and American Cancer Society walks across the United States.



INVESTING IN OUR PEOPLE

❯ Hubbell signed onto the Paradigm for Parity coalition, joining over 100 companies in committing to achieve gender parity in its senior leadership by 2030.

❯ Hubbell signed the Employer Support of the Guard and Reserve (ESGR), evidencing our continued support of our military and reservist employees.

❯ To help facilitate Hubbell's commitment to inclusion and diversity, Hubbell's executive population and leaders all received unconscious bias training.



SAFETY AND ENVIRONMENTAL

❯ Hubbell dedicated safety teams that implement safety standards, policies and deliverables at all manufacturing locations.

❯ Baselined greenhouse gas emissions and water usage at manufacturing facilities in 2019.

❯ Reviewed and updated safety policies for the enterprise.

❯ Hubbell management regularly engaged with E&S focused shareholders.



BUSINESS INTEGRITY

❯ In 2019, Hubbell issued a Third-Party Code of Conduct that defines our expectations for our partners around the globe.

❯ Continued to require all employees and directors to annually review and certify to Hubbell's Code of Business Conduct and Ethics.

❯ Conducted a first-ever ethics and compliance survey of Hubbell's leadership team (150 respondents).

Culture and Human Capital

At Hubbell, our most valuable asset is our employees. We encourage a workplace environment that is safe, respectful, inclusive and open to new ideas and thinking. Hubbell's Board regularly receives updates and presentations on key culture topics, including ES&G, compliance, inclusion and diversity, employee education, development, and succession. One of Hubbell's key business strategies is the fostering of a more inclusive and diverse company. Hubbell understands the value that this brings not just to employees, but to its overall business.

Fostering a **productive, inclusive culture**

- Created a multi-year enterprise-wide strategic initiative dedicated to inclusion and diversity.
- Issued new and revised Work From Home and Flexible Work Arrangements policies.
- Developed a Diversity Celebrations annual calendar for Hubbell.
- Created a cultural awareness "I AM Hubbell" and "Inclusion at Hubbell" campaign to show our commitment to inclusion and diversity.
- Expanded employee inclusion group focus at Hubbell.
- Increased course offerings on inclusion and diversity topics in Hubbell University learning management system.
- Updated recruitment plans to include additional diverse national partners and educational institutions.

Investing in **our people**

- Sponsored a WATCH (Women Advancing Their Careers at Hubbell) conference for over 175 female employees of all levels from around the globe.
- Expanded company-wide internship programs to continue to develop new talent.
- Expanded learning management system content and training across the enterprise via Hubbell University.
- Expanded Hubbell's patent invention award program internationally.
- Expanded maternity and parental leave benefits in the U.S.
- Introduced a minimum annual training hours requirement of 24 hours for all mid- to senior level employees.


WATCH
ONE CODE
INCLUSION @ HUBBELL
I AM Hubbell.
ΔÝNAMI TOU ENÓS
1888
HUBBELL UNIVERSITY
THE HUBBELL FOUNDATION
PARADIGM FOR PARITY
ESGR
EMPLOYER SUPPORT OF THE GUARD AND RESERVE

Director **Compensation**

> **Benchmarked director compensation program, reviewed by independent compensation consultant.**

The Nominating and Corporate Governance Committee (NCGC) annually reviews all forms of independent Director compensation in relation to other U.S. companies of comparable size and the Company's competitors, and recommends changes to the Board, when appropriate. The NCGC is supported in this review by Exequity LLP ("Exequity"), an independent outside compensation consultant engaged by the NCGC, which provides compensation consultation and competitive benchmarking. The NCGC targets director compensation at the median of our benchmarked GICS (Global Industry Classification Standard) Group.

Elements of Compensation

In 2019, following the annual review, the Board of Directors, upon the recommendation of the NCGC, determined to maintain the value of total director compensation as reflected in the table below.

Annual Compensation

Compensation Component	Payment or Value of Equity	
Board Service		
Annual Board Retainer	$ 85,000	
Annual Restricted Share Grant[(1)]	$ 130,000	
Lead Director Retainer	$ 25,000	
Committee Service		
Committee Annual Retainer	Chair	Member
Audit Committee	$ 20,000	$ 10,000
Compensation Committee	$ 15,000	$ 7,000
Finance Committee	$ 13,000	$ 5,000
NCGC Committee	$ 13,000	$ 5,000
Board/Committee Meeting Fees	None	
Discretionary Fee[(2)]	Upon NCGC recommendation and consent of the Chairman of the Board, fees commensurate with any activities performed outside the scope of normal Board and Committee service, at the Company's request.	



BOARD SERVICE ANNUAL PAYMENTS CASH/EQUITY

$85,000 Cash

$130,000 Equity

(1) The value of Company Common Stock that vests on the date of the next Annual Meeting if the Director is still serving (or earlier, upon death or a change in control).

(2) Activities may include customer visits, conference attendance or training meetings.

Deferred Compensation Plan

The Company maintains a Deferred Compensation Plan for non-management Directors ("Deferred Plan for Directors") which enables Directors, at their election, to defer all or a portion of their annual Board and Committee retainers into:

- A Stock Unit account in which each stock unit consists of one share of the Company's Common Stock. Dividend equivalents are paid on the stock units contained in the Director's account and converted into additional stock units. Upon distribution, all stock units are payable in shares of Common Stock.

- A cash account which is credited with interest at the prime rate in effect at the Company's principal commercial bank on the date immediately following each regularly scheduled quarterly Board meeting.

The Deferred Plan for Directors also enables such Directors, at their election, to defer all or a portion of their annual restricted share grant into a Restricted Stock Unit account providing for the credit of one restricted stock unit for each share of restricted stock deferred. Restricted stock units are subject to the same vesting terms described above and are payable in the form of one share of Common Stock for each restricted stock unit. Dividend equivalents are paid on the restricted stock units contained in the account and converted into additional restricted stock units.

Generally, all distributions under the Deferred Plan for Directors are paid only after termination of service and may be paid in a lump sum or in annual installments, at the Director's election. However, in the event of a change of control, all amounts credited to a Director's account are paid in a lump sum, with amounts credited as stock units immediately converted into a right to receive cash.

Charitable Match

The Harvey Hubbell Foundation matches, dollar for dollar, eligible charitable contributions made by a Director to qualifying charitable organizations and educational institutions up to $25,000 in the aggregate in a calendar year.

Director Compensation Table

The following table shows the compensation paid by the Company to non-management Directors for service on the Company's Board of Directors during fiscal year 2019. Mr. Nord receives no compensation beyond that described in the Executive Compensation section on page 58 for his service as Director.

Name[1]	Fees Earned or Paid in Cash[2] ($)	Stock Awards[3] ($)	All Other Compensation[4] ($)	Total ($)
Carlos M. Cardoso	102,000	129,926	20,000	251,926
Anthony J. Guzzi	120,000	129,926	23,000	272,926
Neal J. Keating	105,000	129,926	0	234,926
Bonnie C. Lind	100,000	129,926	0	229,926
John F. Malloy	108,000	129,926	0	237,926
Judith F. Marks	98,047	129,926	0	227,973
John G. Russell	107,209	129,926	5,000	242,135
Steven R. Shawley	110,000	129,926	25,000	264,926
Richard J. Swift	36,635	—	5,000	41,635

(1) Mr. Swift retired from the Board effective May 7, 2019. The amounts shown in the table reflect compensation paid to him from January 1, 2019 through his retirement date.

(2) Includes the following amounts deferred and held under the Company's Deferred Plan for Directors: Mr. Guzzi - $120,000, Mr. Keating - $52,500, and Mr. Shawley - $110,000.

(3) Amounts shown represent the grant date fair value of 1,027 shares of restricted stock granted to each Director at the Company's May 7, 2019, Annual Meeting of Shareholders as computed in accordance with FASB ASC Topic 718. For a discussion of the assumptions made in the valuation reflected in these columns, see Note 16 to the Notes to Consolidated Financial Statements for 2019 contained in the Form 10-K filed with the SEC on February 14, 2020. These shares will vest as of the date of the 2020 Annual Meeting of Shareholders if the Director is still serving at that time (or earlier, upon death or a change in control). Mr. Guzzi, Mr. Keating, Ms. Lind, Ms. Marks and Mr. Shawley each elected to defer their entire 2019 annual restricted stock grant pursuant to the terms of the Deferred Plan for Directors. See the table below for the aggregate number of stock awards held by each Director as of December 31, 2019.

(4) Represents a Company matching contribution to an eligible institution under The Harvey Hubbell Foundation Matching Gifts Program.

As of December 31, 2019, the following table shows the balance in each non-management Director's (i) stock unit account (each stock unit represents the right to receive one share of Common Stock) and (ii) restricted stock unit account (each restricted stock unit represents the right to receive one share of Common Stock) under the Deferred Plan for Directors. See the "Deferred Compensation Plan" section on page 29 for additional information:

Name	Aggregate No. of Stock Units Held at Year End (#)	Aggregate No. of Restricted Stock Units Held at Year End (#)
Carlos M. Cardoso	2,155	7,150
Anthony J. Guzzi	26,791	9,864
Neal J. Keating	5,748	9,864
Bonnie C. Lind	—	1,047
John F. Malloy	1,623	1,666
Judith F. Marks	—	4,668
John G. Russell	5,726	6,451
Steven R. Shawley	5,794	6,872
Richard J. Swift[1]	18,486	—

(1) At the time of his retirement in May, 2019, Mr. Swift's stock unit account balance was 18,132 stock units. These stock units were paid out in shares of the Company's Common Stock in January, 2020, pursuant to his election under the Deferred Plan for Directors.

Proposal 2 Advisory Vote to Approve Named Executive Officer Compensation

We have determined that our shareholders should vote on the compensation of our NEOs each year, consistent with the preference expressed by our shareholders at the 2017 Annual Meeting. In accordance with the Dodd-Frank Wall Street Reform and Consumer Protection Act and Section 14A of the Securities Exchange Act of 1934, as amended, we are requesting shareholder approval, on an advisory (non-binding) basis, of the compensation of our NEOs as presented in this Proxy Statement in the Compensation Discussion and Analysis beginning on page 32 and the compensation tables and accompanying narrative disclosure in the Executive Compensation section beginning on page 58. It is expected that the next vote on the frequency of a vote on the compensation of our NEOs will occur at the 2023 Annual Meeting of shareholders.

Accordingly, we will present the following resolution for vote at the Annual Meeting:

"**RESOLVED**, that the shareholders of Hubbell Incorporated (the "Company") approve, on an advisory basis, the compensation of the Company's named executive officers as described in the Compensation Discussion and Analysis and disclosed in the 2019 Summary Compensation Table and related compensation tables and narrative disclosure as set forth in this Proxy Statement."

As described more fully in the Compensation Discussion and Analysis section of this Proxy Statement, our executive compensation program has been designed to attract and retain highly talented executives, deliver compensation that is competitive and fair compared to relevant benchmarks, reward strong Company performance and motivate executives to maximize long-term shareholder returns. To achieve our objectives, we have adopted and maintain sound compensation governance practices and a strong pay for performance philosophy pursuant to which the greatest portion of an executive's total direct compensation is variable and therefore linked to performance on both a short-term and long-term basis.

As an advisory vote, the outcome of this proposal is not binding upon the Company. However, our Compensation Committee and our Board value the opinions of our shareholders and will consider the outcome of this vote when making future compensation decisions for our NEOs.

The affirmative vote of a majority of the votes cast by the holders of the outstanding shares of Common Stock is required to approve, on an advisory, non-binding basis, the compensation of our NEOs. Majority of votes cast means that the number of votes cast "FOR" the proposal exceed the number of votes cast "AGAINST" the proposal. Abstentions and broker non-votes will not affect the voting results. Broker discretionary voting is not allowed, so if your shares are held by a broker and you have not instructed the broker how to vote, your shares will not be voted with respect to Proposal 2.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE ☑ FOR THE APPROVAL BY NON-BINDING VOTE OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS.

Compensation
Discussion and Analysis (CD&A)

CD&A Table of Contents

Our Named Executive Officers

Our business benefits from a diverse leadership team with deep experience within and outside our industry. In 2019, we executed our succession plan to elevate several key employees to critical leadership roles and continued the integration of the Aclara business within Hubbell.

This Compensation Discussion and Analysis ("CD&A") section of the Proxy Statement describes the material elements of the 2019 compensation program for the following named executive officers (NEOs):

Name	Position
Mr. David G. Nord	Chairman and Chief Executive Officer
Mr. William R. Sperry[1]	Executive Vice President, Chief Financial Officer and Treasurer
Mr. Gerben W. Bakker[1]	President and Chief Operating Officer
Mr. Allan J. Connolly[2]	Group President, Power Systems
Ms. Katherine A. Lane[1]	Vice President, General Counsel and Secretary

(1) Mr. Sperry, Mr. Bakker and Ms. Lane were appointed to their respective positions effective June 6, 2019.
(2) Mr. Connolly was appointed Group President, Power Systems effective July 1, 2019.

2019 Highlights

The Compensation Discussion and Analysis (CD&A) reviews the objectives and components of Hubbell's executive compensation program and discusses the 2019 compensation earned by our NEOs. The CD&A also discusses actions taken based on our ongoing commitment to consider shareholder feedback and to ensure our executive team continues to deliver exceptional shareholder value.

During 2019, we:

WE HEARD YOU	**ROBUST SHAREHOLDER ENGAGEMENT**	Contacted shareholders representing more than 65% of our outstanding common stock to obtain their views on our compensation program in the spring and fall.	**See Page 33**
WE HEARD YOU	**BOARD INVOLVEMENT IN SHAREHOLDER ENGAGEMENT**	The Compensation Committee Chair led shareholder outreach regarding our compensation programs.	**See Pages 33-34**
NEW	**ELIMINATED CERTAIN EXECUTIVE PERQUISITES**	Amended our policies to eliminate the use of a Company-provided leased vehicle or annual vehicle allowance to our NEOs.	**See Page 56**
WE HEARD YOU	**INCREASED PERFORMANCE WEIGHTING OF EQUITY AWARDS**	Increased performance-based portion of Long-Term Incentives from 70% to 75%.	**See Page 48**
NEW	**CHANGED TIMING OF EQUITY GRANTS**	Changed the timing of our annual equity grant to our NEOs to align performance and compensation discussions to the same time annually.	**See Page 49**

In 2019, Hubbell had record net sales of $4.6 billion and earnings per share on an adjusted[1] basis of $8.12, a 5% increase over the prior year. We also generated $498 million in free cash flow[1], and increased our dividend for the 12th consecutive year.

Additional information on our 2019 business performance, and the resulting compensation decisions taken by the Compensation Committee, are further summarized in this CD&A.

Notable Activities and Changes

Engagement With Shareholders On Compensation

> **Engaging with our shareholders informs our approach to our executive compensation program.**

Hubbell engages with shareholders throughout the year on diverse topics such as financial performance, compensation and pay for performance, corporate governance, and corporate social responsibility matters. In 2019, our Compensation Committee Chair and members of our senior management engaged in a targeted outreach with Hubbell shareholders representing 65% of Hubbell's ownership.

Results of 2019 Advisory Vote on Executive Compensation

Hubbell's 2019 Say on Pay advisory vote on executive compensation was 58%, significantly lower than the votes we had previously received on Say on Pay, which averaged over 97% support for the last 10 years. The Compensation Committee took the voting results very seriously and its Chair, along with members of management, met with shareholders representing 65% of our outstanding Common Stock ownership. Hubbell solicited shareholder feedback on company strategy and financial performance, corporate governance, executive compensation, corporate social responsibility and other topics. Their key feedback was that although our overall compensation program design is appropriate, we should be clearer on identifying how executive pay is aligned with performance.

Following our shareholder engagement outreach, we adjusted certain elements of our compensation program as part of our commitment to being responsive to shareholder feedback.

 What We Heard

NEW How We Responded

We should highlight and better explain any changes to our compensation design program. 	Because of the timing change of our long-term incentive grants from Q4 2019 to Q1 2020, we are including a pro forma chart evidencing the impact to our NEOs. See page 49.
Importance of performance orientation to a compensation program. 	Increased the weighting of performance-oriented equity from 70% to 75% by increasing the weighting of performance shares from 40% to 50%, and changing stock appreciation rights from 30% to 25%, thereby ensuring greater pay for performance alignment.
Clarify how executive pay is aligned with performance. 	Incorporated additional charts comparing our CEO's pay to Realized Pay to demonstrate the link between pay and performance.

Changes In 2019

All changes to our compensation program were discussed in shareholder calls and informed by shareholder input.

NEW **Modified the mix of equity incentive grants to have a greater weight towards performance.**

Component	Previous Weighting	**NEW** Weighting
Performance Shares	40%	50%
Stock Appreciation Rights	30%	25%
Restricted Shares	30%	25%
Total Performance Oriented Awards	**70%**	**75%**

Performance Share Metrics

Performance is measured over a three-year period based on the following metrics:
- Sales growth
- Operating profit margin
- Trade working capital
- Total Shareholder Return (TSR)

NEW **Enhanced the role of Total Shareholder Return in the Performance Share Program**

Changed the design of the TSR modifier to provide a greater reward for outperformance and a larger penalty for under-performance.

NEW **Changed the timing of Long-Term Incentive grants**

Annual equity grants were moved from the 4th quarter of each year into the 1st quarter.

Why we made the change:
- Align timing of pay for performance compensation delivery.
- Maximize performance discussions with executives.
- Aligns with market practice.

Impact of the change:
- Summary Compensation table (see page 58) only includes grants associated with promotions/new roles.
- Supplemental table included to demonstrate value of normalized compensation as if LTI grant would have been delivered in Q4 of 2019 (see page 49).

Performance Summary

We measure our progress not only in terms of our financial accomplishments, but also in running our business in the best interests of our shareholders, partners, customers, employees and the communities in which we operate. Our accomplishments in 2019 included:

> **We delivered on our commitments to shareholders and executed a disciplined plan of capital deployment.**

In 2019, we grew net sales, adjusted diluted earnings per share and free cash flow year over year. The following table highlights our success on these metrics over the past three years:



NET SALES	ADJUSTED DILUTED EARNINGS PER SHARE[(1)]	FREE CASH FLOW[(1)]
$4.6 billion +2%	$8.12 +5%	$498 million +18%

NET SALES: $3.7 (2017), $4.5 (2018), $4.6 (2019)
ADJUSTED DILUTED EARNINGS PER SHARE: $6.03 (2017), $7.77 (2018), $8.12 (2019)
FREE CASH FLOW: $299 (2017), $421 (2018), $498 (2019)

(1) Adjusted diluted earnings per share and free cash flow are non-GAAP financial measures. A reconciliation to the comparable GAAP financial measures can be found in our Annual Report on Form 10-K for the year ended December 31, 2019, filed with the SEC on February 14, 2020.

2% Net Sales Growth	**5%** Adjusted Diluted EPS Growth	**18%** Free Cash Flow Growth
> **Growth primarily from price realization**	> **Includes $0.51 restructuring and related investment**	> **Net Income up 11%**

CAPITAL DEPLOYMENT
($ Millions)



$94 Capital Expenditures
$71 Acquisitions
$35 Share Repurchases
$187 Dividends

● Investment in the Company ● Return to Shareholders

✓ **Announced 8% dividend increase.** We have increased the dividend by 8% or more 9 times in the last 9 years.

✓ Deployed $71 million to **acquisitions**.

✓ Invested $94 million to **high return** capital expenditures.

Our Compensation Program

Executive Compensation Objectives

Hubbell's compensation program is designed to achieve the following pay for performance objectives:

- Align executive pay to our company performance in order to drive our business strategy.
- Attract and retain key talent.
- Align interests of executives with our shareholders.
- Deliver competitive and fair compensation.



PERFORMANCE-BASED

See page 40

85% of the annual target compensation opportunity for our CEO is performance-based (or "at risk").

INCENT LONG-TERM BUSINESS SUCCESS

See page 48

Increased our weighting of performance-based awards from 70% to 75%, 50% delivered in performance shares, 25% delivered in stock appreciation rights.

ALIGN WITH SHAREHOLDERS

See page 50

Our performance stock awards include a relative total shareholder return ("TSR") modifier to reward significant positive outperformance and align executives' and shareholders' long-term interests.

TIE TO KEY STRATEGIC PRIORITIES

See pages 50-51

The metrics for our performance stock awards are focused on our strategic priorities of profitable growth with operational effectiveness.

Our compensation decisions for 2019 were directly influenced by the 2019 operating results described above, our extensive shareholder outreach, and reflect of our commitment to pay for performance compensation practices. We use the following objectives to guide our decisions:

ATTRACT, RETAIN, AND MOTIVATE	Attract, retain and motivate high-quality executive talent essential to our immediate and long-term success.
COMPETITIVE AND FAIR	Deliver target compensation to our executives that is competitive and fair as compared to our relevant external benchmarks.
PAY FOR PERFORMANCE	Align the interests of executives with our shareholders by ensuring our compensation program has a strong pay for performance orientation.

Compensation Governance Snapshot

The following are highlights of our compensation practices and decisions which exemplify our commitment to sound compensation governance and shareholders' interests.

What We Do	What We Don't Do
Pay for Performance. We closely align pay and performance by placing a significant portion of target total direct compensation to be at-risk.	**No Single Trigger on Change in Control Benefits.** Change in control benefits are provided only upon both a change in control and qualifying termination.
Robust Performance Goals. We establish clear and measurable goals and targets and hold our executives accountable for achieving specified targets to earn a payout under our incentive plans. Performance goals are linked to operating priorities designed to create long-term shareholder value.	**No Guaranteed Annual Salary Increases or Bonuses.** Annual salary increases are based on evaluations of individual performance and the competitive market. In addition, we do not provide guarantees on bonus payouts.
Independent Compensation Consultant. We retain an independent compensation consultant on behalf of the Compensation Committee to review and advise on executive compensation matters.	**No Consultant Conflicts.** The independent compensation consultant cannot provide any other services to Hubbell without the Compensation Committee's approval.
Annual Benchmarking. We review peer and market practice, as well as pay levels on an annual basis.	**No Hedging or Pledging.** We prohibit our executives, including our NEOs, from hedging or engaging in derivatives trading with respect to company stock.
Shareholder Engagement. Led by our Compensation Committee Chair, we conducted formal outreach with our investors to discuss our compensation program in the Spring and Fall.	**No Excessive Perks.** The only perquisites provided are financial and tax planning and limited use of the corporate aircraft subject to Board oversight.
Strong Governance. We have a robust stock ownership policy, a strong clawback policy, and our Short-Term Incentive plans include the option for only negative discretion by the Compensation Committee regarding award amounts paid.	**No Tax Gross Ups.** We do not provide tax "gross ups" for severance, perquisites, or any other benefits provided to our executives, including the NEOs.
	No Excessive Supplemental Retirement Plans. We have frozen our supplemental executive retirement plan and only provide new benefits under qualified retirement plans that are made available generally to employees and non-qualified plans that are made available to certain executives.
	No Repricing or Cash Buyouts. We prohibit the repricing or buyout of options and SARs without shareholder approval.
	No Employment Agreement with CEO. Mr. Nord, our CEO, does not have and has never had an employment agreement with the Company.

CEO Pay vs. Realized Pay

The Summary Compensation Table on page 58 provides annual compensation for our NEOs in accordance with the Securities and Exchange Commission ("SEC") regulations. These regulations provide that the long-term incentive awards be presented as their grant date value according to accounting rules. While this view of grant-date pay can be helpful to compare target pay across companies, it does not provide an accurate assessment of actual value delivered to NEOs based on Company performance.

Therefore, in order to better assess the relationship between pay and performance, the Compensation Committee reviews Hubbell's NEOs' realized compensation and performance, as well as realized compensation and performance relative to our Peer Group. The following Table provides descriptions of both Summary Compensation Table pay and realized compensation.

Pay Summary	Description
Summary Compensation Table (SCT)	*SEC mandated disclosure* Compensation awarded in the reporting year, as well as value estimates for other types of compensation. Base salary, bonuses, and cash incentives reflect amounts earned relative to year of service. Long-term incentive awards reflect grant-date fair value of restricted shares, stock appreciation rights, and performance shares
Realized Compensation	*Used to measure impact of performance on pay* Compensation earned during the reporting year, including the actual results of performance-based LTI, plus compensation awarded prior to the reporting year that remains dependent on Company performance. Base salary, bonuses, and cash incentives reflect amounts earned relative to year of service (consistent with Summary Compensation Table). Long-term incentive awards reflect the value of restricted shares that vested during the period, performance awards paid out during the period, the value of stock appreciation rights exercised during the period, and changes in the value of unvested restricted shares and stock appreciation rights based on changes in stock price during the period.

On an annual basis, the Compensation Committee compares both SCT and Realized pay to company performance to evaluate pay for performance effectiveness.

The following charts compare Hubbell's CEO's Realized compensation to our TSR performance for the last three years. The below chart entitled Total Shareholder Return shows our TSR annual performance for the same three-year period. The below chart entitled Realized Compensation compares Hubbell's CEO's Realized compensation relative to our cumulative TSR performance for the three-year period 2017-2019. The two charts demonstrate a strong link between the compensation realized by our CEO and our TSR performance. In 2019, Hubbell's TSR was 53% and the Realized compensation to the CEO was $30.6M, whereas in 2018, the realized pay to the CEO was negative when Hubbell's TSR performance was below expectations.



The graph below identifies for Hubbell and for the companies within our 2019 Peer Group (as described on page 42) the relationship between CEO pay rank and relative return to shareholders. Each blue dot represents a company in the Peer Group, and the two yellow dots represent Hubbell in 2018 and 2019. Companies within the shaded areas have ideal pay for performance relationships and show that the compensation realized by the CEO is directly aligned with company performance as measured by TSR.

**1-YEAR CEO REAL COMPENSATION PERCENTILE VS.
TOTAL SHAREHOLDER PERCENTILE**



| **Hubbell's CEO Pay is aligned with company performance, both on an absolute basis and relative to the Peer Group.** |

Elements of Compensation

Compensation program puts the majority of pay at risk dependent on Hubbell's performance.


CEO
15%
18%
67%
Hubbell
OTHER NEOs
28%
22%
50%
Base Salary
Annual Cash Incentive Target
Long-term Equity Incentive Target

Our pay for performance compensation philosophy is intended to reward our executives for their contributions toward achievement of the Company's business strategy and goals. To achieve our compensation objectives, the Company provides its executives with a total direct compensation package consisting of fixed and variable compensation elements that provide executives with income that is reflective of competitive benchmarks and enhances the Company's ability to attract and retain high quality management talent. Our compensation objectives and business strategy drive how our Compensation Committee designs the elements of our compensation program, as outlined in the following table.

	What?	When?	How?	Link to Strategy and Performance
Base Salary	Fixed Cash	Annual	Reviewed annually for potential adjustment based on factors such as market competitiveness, individual performance and scope of responsibility.	A competitive cash compensation that attracts high caliber executives to lead our Company.
Short-term Incentive	Variable Cash	Annual	Based on achievements with respect to the Company's financial goals and individual performance against the Company's strategic objectives.	Designed to motivate our executives to attain short-term performance goals that are linked to our long-term financial and strategic performance objectives.
Long-term Incentive				
50% Performance Shares	Variable Equity	3-year period	Performance metrics: • sales growth, operating profit margin, and trade working capital. All performance results can be either enhanced or lessened by the Company's TSR.	Aligns executives' interests with achieving critical long-term financial goals of the company. Further aligns executives with shareholder interests through share price appreciation.
25% Stock Appreciation Rights (SARs)	Variable Equity	3-year period	Award that provides value based on the appreciation in value between the stock price on the date of grant and the date of exercise.	Aligns executives with shareholders through the appreciation of value based on stock price performance.
25% Restricted Shares	Variable Equity	3-year period	Represents a grant of Hubbell Shares that vest after a three-year period.	Promotes the retention of key executives.

The Compensation Committee reviews a number of factors when establishing target total compensation for executives including, but not limited to, market data, tenure in position, experience, performance and internal pay equity.

Roles for Designing and Delivering Compensation

Hubbell has a clearly defined process and roles in making decisions about compensation over the course of each year.

Role	Process
Compensation Committee	Oversees programs and has ultimate responsibility
Compensation Consultant	Provides market data, insight, and support to the Compensation Committee
CEO and Management	Provides data and limited input to the Compensation Committee
Shareholders	Feedback drives our program

Process and Timeline for Designing and Delivering Compensation

The Compensation Committee follows a robust process to determine compensation values and program design that is informed by Peer Group and market data and supported by the review and advice of an independent compensation consultant.

Over the course of four planned committee meetings each year, consistent Compensation Committee agendas ensure thorough review of compensation design and levels for our NEOs. In addition to the planned meetings set forth below, the Compensation Committee also may schedule additional meetings throughout the year on any of the subjects set forth below.

FEBRUARY	• Approval of base pay changes, STI targets and LTI grant values. **LTI grants moved to February beginning in 2020.** • Finalization of performance share payouts for the three-year performance period ending the previous December. • Performance goals for the Long-term and Short-term programs are approved. • Tally Sheets[(1)] for all executive officers are reviewed.
JUNE	• Executive compensation design trends and regulatory review. • Pay for performance and realized compensation analysis for prior year and three-year periods. • Review of Peer Group.
SEPTEMBER	• Executive compensation benchmarking review, relative to the Peer Group and general market. • Review/discuss any program design changes for upcoming year. • Performance review of current short- and long-term performance grants.
DECEMBER	• Initial review of individual executive compensation changes for upcoming year. • Review/discuss any program design changes for upcoming year. • Performance review of current short- and long-term performance grants.

(1) *Tally Sheets identify and value each element of compensation, including base salary, short-term and long-term incentive awards, pension benefits, deferred compensation, perquisites, potential change in control and severance benefits and provide an aggregate sum for each executive.*

Role of the Compensation Committee and the Independent Compensation Consultant

The Compensation Committee determines the Company's compensation philosophy and approves each element of executive compensation. The Compensation Committee relies on advice and data provided by Exequity LLP ("Exequity"), an independent outside compensation consultant engaged by the Compensation Committee to assist in its determination of the appropriate amount of total direct compensation for the NEOs. Exequity does not advise the management of the Company and receives no compensation from the Company for services other than as directed by the Compensation Committee and the NCGC for which it provides guidance on independent Director compensation. See the "Director Compensation" section on page 28. Although the Compensation Committee considers recommendations made by the CEO with respect to executive compensation, the Compensation Committee is solely responsible for determining all executive compensation decisions.

The Compensation Committee discusses its compensation philosophy with Exequity and expects Exequity to present options for award practices and provide context for any proposals, but otherwise does not impose any specific limitations or constraints on or direct the manner in which Exequity performs its advisory services. As advisor to the Compensation Committee, Exequity reviews the total compensation strategy and pay levels for the Company's NEOs, examines all aspects of the Company's executive compensation programs to ensure their ongoing support of the Company's business strategy and objectives, informs the Compensation Committee of developing legal and regulatory considerations affecting executive compensation and benefit programs and provides general advice to the Compensation Committee with respect to all compensation decisions pertaining to the CEO and to all senior executive compensation recommendations submitted by management.

The Compensation Committee has assessed the independence of Exequity and concluded that no conflict of interest currently exists or existed in 2019 that would prevent Exequity from providing independent advice to the Compensation Committee regarding executive compensation matters. In making this determination, the Compensation Committee considered, among other things, the following factors: (1) Exequity did not provide any non-compensation-related services (and did not receive any fees for any non-compensation-related services); (2) compliance with Exequity's conflict of interest policies; (3) there are no other business or personal relationships between Company management or members of the Compensation Committee and any representatives of Exequity who provide services to the Company; and (4) neither Exequity nor any representatives of Exequity who provide services to the Company own any Common Stock or other securities of the Company.

Compensation Peer Group

The Compensation Committee assesses each element of executive total compensation against the median compensation levels paid to executives in comparable positions in similar industries. The Compensation Committee reviewed benchmark data from two sources - the Peer Group and the General Industry data as described below. For cash compensation for 2019, set prior to the start of 2019, the Committee reviewed 2018 benchmarking data. No Long-term incentive awards were provided in 2019 due to the change in grant date from December to February 2020 as discussed earlier. The table below reflects the 2018 Peer Group used to determine pay levels for 2019.



Industry Affiliation

Companies in the Peer Group are manufacturing or distribution companies in the electrical space.



Similar Size

Companies in the Peer Group are between 1.5 and 3X the revenue size of Hubbell, with Hubbell at the 50th percentile of revenue.



Competitors for Talent

Companies in the Peer Group are ones we would consider as competing for the critical sales, engineering and other functional talent that drives our business.

Acuity Brands, Inc.	EnerSys Inc.	Parker-Hannifin Corporation	Snap-on Incorporated
AMETEK, Inc.	Fastenal Company	Pentair Ltd.	Valmont Industries, Inc.
Carlisle Companies Incorporated	Flowserve Corporation	Regal-Beloit Corp.	W.W. Grainger, Inc.
Crane Co.	IDEX Corporation	Rockwell Automation, Inc.	Woodward, Inc.
Curtiss-Wright Corporation	Lincoln Electric Holdings, Inc.	Rockwell Collins, Inc.	Xylem, Inc.
Donaldson Company, Inc.	MSC Industrial Direct Co., Inc.	Roper Technologies, Inc.	
Dover Corporation		Sensata Technologies Holding NV	

General Industry Data

As a secondary reference, the Compensation Committee also benchmarked pay for Hubbell executives to General Industry data. The General Industry data reflects the norms among all the companies that participate in Aon Hewitt's 2018 and 2019 Total Compensation Database, excluding companies that operate within the financial services, retail, utility, hospital and hospitality sectors. General Industry data is size-adjusted to reflect pay practices at companies of Hubbell's size. In its review of the benchmark companies, the Compensation Committee focused on 50th percentile practices.

2019 Compensation Results

> ▌ **The Committee targets the 50th percentile of the Peer Group data for compensation elements.**

Base Salary

Base salary is the principal fixed component of total direct compensation paid to the NEOs. Salaries are determined by reference to prevailing market pay rates, scope of job responsibility and incumbent performance considerations. The Company intends its base salary expenditures to be consistent with those incurred by similarly positioned companies elsewhere, so the Compensation Committee expects base salaries to approximate the 50th percentile of the benchmark community practices. Annually, the Compensation Committee reviews and approves increases as appropriate for the NEOs to ensure their base salaries remain close to market-representative pay levels.

Short-term Incentive Compensation

> ▌ **Hubbell's Short-term Incentive Program drives our most critical annual financial metrics, Earnings Per Share and Cash Flow.**

The elements of the short-term incentive (STI) program are:

- STI target payout percentage for the NEOs is set at the 50th percentile of benchmark practices.
- 100% of STI compensation for the CEO is based on the financial performance of the enterprise, while the STI mix for the other NEOs is 80% financial performance, and 20% their individual contributions to Hubbell's strategic objectives.
- Challenging financial goals are set consistent with the Compensation Committee's view of strong business performance, as communicated to investors.
- Plan documents set out a cap on payouts and provide for the Compensation Committee to use negative, but not positive, discretion for all payouts.
- Payouts for threshold performance are 50% of target, and payouts are capped at 200% of target for maximum performance. No payout is provided if threshold performance is below 50% of target. Payouts are limited to no more than $5 million per person per year.
- Metrics are evaluated annually and are reviewed to ensure they drive business performance and complement, but do not overlap with, the metrics in the long-term incentive program.
- Payouts are delivered as cash, subject to applicable tax withholdings.

Annual Short-term Incentive Targets

The Compensation Committee approves annual STI targets based on Peer Group data review. STI targets are expressed as a percentage of base salary, and if targets are changed during the course of the year, the full year target is pro-rated to reflect pre- and post-change periods. Below are the 2019 Targets for each NEO.

NEO	Annual Bonus Target/2019 Pro-ration (if applicable)	Comment
David G. Nord	125%	
William R. Sperry	85%	
Gerben W. Bakker	90%/86%	Target changed from 80% to 90% when promoted to President and COO role effective June, 2019.
Allan J. Connolly	75%/63%	Target changed from 50% to 75% when promoted to Group President role effective July, 2019.
Katherine A. Lane	55%/53%	Target changed from 50% to 55% when promoted to General Counsel role effective June, 2019.

STI Design and Metrics

Hubbell's STI program is designed to drive performance on our most critical annual objectives. The below tables outline the program design as well as the detailed metrics and measurements.


METRICS
Design
100% FINANCIAL
CEO
65%
Earnings Per Share
35%
Free Cash Flow
80% FINANCIAL
OTHER NEO's
40%
Operating Profit
40%
Operating Cash Flow
20%
Individual / Strategic

Metric	Level Measured	How is it calculated?	Why is it included in the STI Program?
Earnings Per Share (EPS)	Enterprise	Net income divided by outstanding shares of common stock.	Affects TSR most directly and is the most critical metric of growth.
Operating Profit (OP)	Business Segment	Segment level net sales less cost of goods sold and selling and administrative expenses.	The most comprehensive metric of business segment performance; represents the direct impact of the leader on the business.
Free Cash Flow (FCF)	Enterprise	Defined as cash flow from operations less capital expenditures.	Demonstrates management's ability to generate cash for the business for on-going operations and future investments.
Operating Cash Flow (OCF)	Business Segment	Defined as net cash from operating activities.	Demonstrates leaders' ability to manage on-going operations in a positive manner, generating cash for the enterprise.
Strategic Objectives	Individual	Compensation Committee evaluation, with CEO input for the other NEOs of each individual's impact on Hubbell's strategic objectives.	Strategic objectives prioritize the most critical short-term and long-term actions for the business in order to deliver shareholder value.

STI Calculations

Per the elements described above, each NEO has a slightly different calculation methodology for his or her payout. The below graphic outlines the calculations.

Step 1 - Determine the STI Target


BASE SALARY
TARGET %
STI TARGET $

Step 2 - Multiply the STI Target by STI Payout Factors

Mr. David G. Nord


STI
TARGET $
ENTERPRISE
FINANCIAL
RESULTS
(100% WEIGHT)
STI
PAYOUT

Mr. Nord's STI is based 100% on enterprise results as described in the 2019 Compensation Results section on page 43.

Mr. William R. Sperry and Ms. Katherine A. Lane


STI
TARGET $
ENTERPRISE
FINANCIAL
RESULTS
(80% WEIGHT)
STRATEGIC
OBJECTIVES
(20% WEIGHT)
STI
PAYOUT

The STI payout factors for Mr. Sperry and Ms. Lane are based 80% on enterprise financial results and 20% on results from their individual contributions to our strategic objectives.

Mr. Gerben W. Bakker


STI
TARGET $
ENTERPRISE
(40% WEIGHT)
BUSINESS LEVEL
HPS (40% WEIGHT)
STRATEGIC
OBJECTIVES
(20% WEIGHT)
(JAN-MAY)
ENTERPRISE
FINANCIAL
RESULTS
(80% WEIGHT)
STRATEGIC
OBJECTIVES
(20% WEIGHT)
(JUNE-DEC)
STI
PAYOUT

Mr. Bakker was promoted from Group President of Hubbell's Power Systems Group (HPS) to President and Chief Operating Officer of Hubbell effective June 6, 2019.

Mr. Allan J. Connolly


STI
TARGET $
BUSINESS
SEGMENT
Aclara/HPS
(80% WEIGHT)
STRATEGIC
OBJECTIVES
(20% WEIGHT)
(JAN-JUNE)
ENTERPRISE
FINANCIAL
RESULTS
(40% WEIGHT)
BUSINESS LEVEL
HPS (40% WEIGHT)
STRATEGIC
OBJECTIVES
(20% WEIGHT)
(JULY-DEC)
STI
PAYOUT

Mr. Connolly was promoted from the leader of the Aclara business segment within HPS to the Group President, HPS, effective July 1, 2019.

Enterprise and Business Level Measures

Payout factors begin at 50% of target (for threshold performance) and are capped at 200% of target (for maximum performance). No payout is provided below threshold performance and the Committee may not approve a payout factor of greater than 200%. The table below outlines the targets that were approved by the committee for the Enterprise Metrics in February of 2019.

Enterprise Metrics	Threshold	Target	Max
Earnings Per Share (65% weighting)	$ 6.39	$ 7.10	$ 7.81
Payout Factor	50%	100%	200%
Free Cash Flow (35% weighting)	$ 356M	$ 445M	$ 534M
Payout Factor	50%	100%	200%

In addition to the enterprise measures above, which are a part of the STI Design for all NEOs, NEOs who are responsible for business segments within the enterprise are also measured on the financial performance of their segments.

Strategic Objective Measures

For all the NEOs except the CEO, a portion of their STI award is based on the performance of Hubbell's strategic objectives. Strategic objectives are set at the beginning of each year in the categories listed below. At the end of the annual performance period, the Compensation Committee, with input from management, evaluates the enterprise performance on these objectives, and assigns a payout factor for this portion (20%) of the NEO's overall STI payout. Payout factors can range from 0-200%. The objectives that were set for 2019 are outlined below.

SERVE OUR CUSTOMERS
We strive to exceed customer expectations by providing exceptional service and implementing processes that make it easy to do business with us.

OPERATE WITH DISCIPLINE
We implement industry leading processes to ensure a productive, safe and compliant organization, and maximize our footprint for operational efficiency.

GROW THE ENTERPRISE
We continue to grow our organization, both through developing innovative new products and by acquiring complementary businesses.

DEVELOP OUR PEOPLE
We recruit, hire and develop talent that meets and anticipates the ever-changing needs of our enterprise, while fostering an inclusive and diverse workplace.

2019 Performance Results and Payout

Enterprise Level Measures

For 2019, reported EPS was $7.31 which the Compensation Committee then adjusted for pre-determined discrete items not considered in determining the performance versus target, including unplanned restructuring and related, and a one-time item associated with a divestiture as well as a settlement related to a multi-employer pension plan, which resulted in a payout lower than $7.31.

Metric	Target	Perf vs. Target	Payout %
EPS	$ 7.10	101%	112%
FCF	$445M	111%	157%
Blended Payout for Enterprise Financial Metrics			**128%**

Business Level Measures

Two of our NEOs had a portion of their STI based on the performance of one of our business segments. Mr. Bakker led the Power Segment from January through June 2019, and Mr. Connolly led the Power Segment from July through December 2019. Therefore, the OP and OCF performance of that Business Segment is a portion of their overall STI payout.

Metric	Target	Perf vs. Target	Payout %
OP	112% (% vs. PY)	104%	122%
OCF	118% (% of OP)	112%	160%
Blended Payout for Business Level Financial Metrics			**136%**

Additionally, for the first part of the year, Mr. Connolly led the Aclara business, and his overall score reflects a payout of 124% for the business level measures for that leadership.

Strategic Objective Measures

At the end of the performance period, the enterprise performance on the strategic objectives for 2019 was evaluated to determine the payout percentage for the portion of the short-term incentive (20% for the NEOs, except the CEO, whose design is 100% based on financial metrics). Over the course of 2019, the Company made progress against all the strategic objectives as outlined below.

Strategic Objective	Achievements
Serve our Customers	• Further development of e-commerce business team and process. • Strategic approach to vertical markets identified and executed.
Operate with Discipline	• Achieved targets for footprint optimization. • Significant progress on product (SKU) rationalization.
Grow the Enterprise	• Three acquisitions over the course of 2020, continued pipeline development. • Innovation tracking and new product development focus over course of year.
Develop our People	• Created a multi-year Inclusion and Diversity strategy, trained all executives. • Progress on employee development plans and training.

In considering the achievements above, the Compensation Committee approved a 115% payout for the NEOs for the Strategic Objectives portion of their short-term incentive.

Short-term Incentive Payout

The following table shows the short-term incentive award earned by each of the NEOs applying the composite payout percentages achieved on their individual performance measures to each of their STI Targets. Their 2019 STI Award is reflected below and in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table on page 58. Additionally, the Compensation Committee agreed with Mr. Nord's recommendation to reduce his 2019 short-term incentive award payout percentage to the level of payout of the other corporate NEOs. The resulting payout for Mr. Nord is 125%. This decision highlights the importance of the achievement of the 2019 strategic objectives by the other NEOs on Mr. Nord's 2019 short-term incentive award.

	Performance Measures/Results				×		=	
	EPS and Free Cash Flow (Enterprise Level)	Operating Profit and Operating Cash Flow (Business Level)	Strategic Objectives (Individual)	Total Composite Payout		STI Target ($)		STI Award ($)
David G. Nord	128%	—	—	125%		1,313,125		1,641,400
William R. Sperry	128%	—	115%	125%		544,000		680,000
Gerben W. Bakker	128%	136%	115%	126%		584,800		738,500
Allan J. Connolly	128%	136% / 124%	115%	126%		356,895		449,800
Katherine A. Lane	128%	—	115%	125%		233,200		291,500

Incentive Compensation Plan

Hubbell's Incentive Compensation Plan is similar to the design of executive short-term incentive award plans that are common at other companies in the general manufacturing environment. Maintaining a short-term incentive award plan that typifies those used elsewhere enhances the appeal of the Company's compensation program generally and strengthens the Company's ability to attract and retain high quality executive talent. Depending on performance in relation to the goals, earned awards can range in size from 0% to 200% of the NEO's STI Target. However, if performance falls below a minimally acceptable threshold, as described below, then no short-term incentive award is payable at all. The 2019 performance goals and thresholds are described above under a section titled "2019 Performance Results and Payout".

In 2019, Hubbell amended its short-term incentive plan structure to reflect the changes in regulations under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"). Specifically, Hubbell eliminated its Senior Plan portion of the Incentive Plan, which previously set forth the requirements for "qualifying performance based" compensation under Section 162(m). In place of the Senior Plan, the Compensation Committee adopted Executive Award Guidelines reflecting the material terms from the Senior Plan, including the establishment of performance measures. Hubbell also amended its Incentive Compensation Plan to retain the $5,000,000 cap on Short-term incentive payouts previously set forth in the Senior Plan. The Company further amended the Incentive Compensation Plan to align to the market practice of funding on the basis of target payouts.

Actual short-term incentive awards are only paid to the extent to which the Company achieves certain performance goals established by the Compensation Committee at the beginning of each year.

After the maximum possible payout under the Incentive Compensation Plan is determined, the Compensation Committee may use its discretion to decrease (but not increase) the actual amount of the short-term incentive award paid.

Long-term Incentive (LTI) Compensation

Hubbell maintains a long-term incentive plan that extends to its top talent the opportunity to earn rewards in the form of Company Common Stock pursuant to the Company's Amended and Restated 2005 Incentive Award Plan (as amended and in effect, the "Equity Plan"). The Equity Plan is designed to:

- Generate growth in the Company's share price by rewarding activity that enhances enterprise value.
- Ensure long-term rewards are commensurate with performance.
- Facilitate the accumulation of shares by leadership, ensuring greater alignment with shareholders.
- Motivate, retain and reward the NEOs.

NEW Changes made to LTI program based on Shareholder feedback:

- Increased weight of performance shares from 40% to 50%
- Increased overall weight of performance equity from 70% to 75%
- Enhanced TSR Modifier



75% Performance Based

Design

50% Performance Shares	25% SARs	25% Restricted Shares

PERFORMANCE SHARES AND RESTRICTED SHARES ARE 3-YEAR CLIFF VESTING, SARS ARE 3-YEAR RATABLE VESTING

The above design of the long-term incentive award program reflects a strong performance-based orientation as demonstrated by the following:

- 75% of the overall award mix is performance-based, enhancing the connection between long-term achievements and awards.
- Focused on critical performance metrics: relative sales growth, operating profit margin, trade working capital, modified by relative Total Shareholder Return.
- Vesting period for performance shares and restricted stock is three years.

This encourages a long-term view and promotes executive retention

The value of long-term incentive awards granted to executives each year is based on several factors, including external practices, the Company's financial performance in the short-term and long-term, the value of awards granted in prior years, succession considerations and individual performance.

Our LTI program includes financial metrics aligned with our business strategy and that are most closely correlated with shareholder return within our Peer Group.

LTI Grant Timing Change

The Compensation Committee awards Long-term Incentive grants annually, with a limited number of grants issued mid-year for newly hired or promoted executives. For 2019, an annual equity grant did not occur (with a few exceptions, as described below), because of the Compensation Committee's decision to move the Long-term Incentive award grant timing to the 1st quarter of each year. **This change is intended to align all of Hubbell's compensation discussions with its executives to the first quarter of the calendar year, and therefore maximize our pay for performance approach.** Other compensation changes (salary changes and short-term incentive bonuses) have historically been delivered in the first quarter.

The result of this change for 2019 is that, except for certain mid-year grants associated with 2019 promotions to new roles (including Messrs. Bakker, Sperry, Connolly and Ms. Lane), there were no equity grants delivered to executives in 2019 and therefore there was no equity grant issued to Chairman and CEO, David G. Nord, in 2019. The equity grants that would have been historically delivered in December of 2019 will now be delivered in February of 2020.

The below table shows the current compensation for 2019, as reviewed in the Summary Compensation Table on page 58, as well as a pro-forma of "normalized" compensation for 2019, which shows the grant that was delivered in February of 2020 as a part of 2019 Compensation, as if it had been delivered in December of 2019, consistent with historic practice.

Named Executive Officer	2019 Summary Compensation Table Values					2019 "Normalized" Compensation	
	Salary ($)	Short-term Incentive ($)	Long-term Incentive ($)	Total Compensation		Long-term Incentive ($)	Total Compensation
David G. Nord	1,050,500	1,641,400	—	2,691,900		5,098,000	7,789,900
William R. Sperry	615,200	680,000	299,969	1,595,169		1,600,000	3,195,169
Gerben W. Bakker	601,800	738,500	585,067	1,925,367		3,354,000	5,279,367
Allan J. Connolly	591,821	449,800	250,007	1,291,628		1,000,000	2,291,628
Katherine A. Lane	366,200	291,500	344,968	1,002,668		750,000	1,752,668

> **Our LTI Grants will now be delivered in the 1st quarter of each year, consistent with all other pay for performance compensation elements**

Performance Share Awards

> **For all relative measures in the Performance Share Program, Hubbell uses the S&P Capital Goods 900 Index which provides the most applicable and direct comparison to Hubbell's business than any other index.**

Our performance share program continues to evolve in response to our shareholders' feedback and to ensure alignment with our business strategy. The below table outlines the outstanding performance awards granted to our NEOs.

Grant Date	Performance Period	Program Metrics	Status	See Page(s)
Feb. 2020	2020 – 2022	Relative Sales Growth Operating Profit Margin Trade Working Capital % of Sales Relative TSR Modifier	Pending end of performance period	50-51
Dec. 2018	2019 – 2021	Same as above (targets evaluated for each performance period per the below)	Pending end of performance period	50-51
Dec. 2017	2018 – 2020	Sales Growth/Net Income Margin Relative TSR	Pending end of performance period	52
Dec. 2016	2017 – 2019	Sales Growth/Net Income Margin Relative TSR	Pending finalization of performance shares vested per performance in February 2020	52

In all cases, the actual number of performance shares earned by each NEO will be determined at the end of the three-year period based on Company performance as measured by the performance metrics and targets set out at the time of the grant, all of which are described in the following pages.

Performance Share Grant Design (2018 and 2020 Grants)

Performance Share Grants made in December of 2018 and February 2020 are comprised of three equally weighted metrics: Relative Sales Growth, Operating Profit Margin, and Trade Working Capital as a Percentage of Sales. All three metrics are further modified by Relative Total Shareholder Return. The table below details the metrics and calculation methodology, and why they are important to the business.

Metric	Weight	How is it calculated?	Why is it included in the LTI Program?
Relative Sales Growth	**1/3rd**	Hubbell's Compounded Annual Growth rate as compared to the companies that comprise the S&P Capital Goods 900	Drives growth initiatives, including organic growth, new product development, innovation, and acquisition performance
Operating Profit Margin	**1/3rd**	Operating income divided by net sales, as compared to a target set at the beginning of the performance period	Focuses NEOs on improving pricing, productivity, and costs while executing operational objectives including footprint optimization and SKU rationalization
Trade Working Capital as a % of Sales	**1/3rd**	Accounts Receivable plus Inventory minus Accounts payable, the result of which is divided by net sales, as compared to a target set at the beginning of the performance period	Provides focus on activities that improve operational effectiveness and cash generation, specifically inventory management and accounts payable/receivable
Relative TSR	**Modifier**	Total Shareholder Return (average of the last 20 trading days of the performance period as compared to the average of the first 20 trading days of the performance period, with dividends reinvested as shares), as compared to the companies that comprise the S&P Capital Goods 900	Ensures pay is aligned to shareholder interests

Performance Share Grant Targets (2018 and 2020 Grants)

For the metrics described above, absolute targets are evaluated for each performance period to ensure that the program is designed to deliver continued improvement in the metrics. Relative targets encourage improvement by delivering greater payout for the highest percentile ranking. The table below sets out each metric at the enterprise level, the respective goals for the three-year period, and the payout percentage of performance shares that would be earned at each specified level of performance.

RELATIVE SALES GROWTH		
	Target	Payout
Max	> 80th percentile	200%
Target	50th percentile	100%
Threshold	35th percentile	50%
No Payout	< 35th percentile	0%

OPERATING PROFIT MARGIN			
	Target		
	2020 - 2022	**2019 - 2021**	**Payout**
Max	16%	15.5%	200%
Target	14.5%	14%	100%
Threshold	13%	12.5%	50%
No Payout	< 13%	< 12.5%	0%

TRADE WORKING CAPITAL (as % of sales)			
	Target		
	2020 - 2022	**2019 - 2021**	**Payout**
Max	18.5%	19%	200%
Target	19%	19.5%	100%
Threshold	20%	20.5%	50%
No Payout	> 20%	> 20.5%	0%

TSR MODIFIER			
Target			
Relative TSR Percentile	**2020 – 2022**	**Relative TSR Percentile**	**2019 – 2021**
= or > 75th	X 150%	> 80th	X 120%
25th - 75th	X 100%	20th - 80th	X 100%
< or = 25th	X 50%	< 20th	X 80%

No performance shares will be earned for a metric if performance falls below the noted threshold. If the Company's performance for any of the performance metrics falls between the percentages listed on the table, the percentage of performance shares earned will be determined by linear interpolation.

Performance Share Grant Design (2017 and 2018 Grants)

Prior to the re-design of the LTI program for the December 2018 grant, Hubbell's Performance Share Program was based on Total Shareholder Return and Relative Sales Growth, modified by Net Income Margin, as outlined below.

2017-2019 and 2018-2020 Performance Share Grant Targets

Performance Measures	Weight		Performance Range	Payout
Total Shareholder Return (TSR)	50%	S&P Capital Goods 900	> 80th percentile of Index	200%
			At 50th percentile of Index	100%
Relative Sales Growth[(1)]	50%		At 35th percentile of Index	50%
			< 35th percentile of Index	0%

(1) *Relative Sales Growth is measured using the Company's sales growth, which is then modified by the Company's cumulative net income margin performance over the three year performance period, as compared to the net income target set by the Company at the beginning of the period, utilizing the following schedule:*

	Margin Target	Payout
	10.0%	125%
	9.0%	100%
Net Income Margin Modifier	8.0%	75%
	<8.0%	0%

The number of performance shares eligible to be earned under this grant is based equally on the Company's relative TSR and Sales Growth performance compared to other companies in the Standard & Poor's Capital Goods 900 Index ("S&P 900 Index") measured over a three year period. Specifically, the S&P 900 Index performs most similarly to Hubbell in terms of stock price movement and volatility thereby dampening the effect of macroeconomic factors that play a lesser role in determining relative performance. Therefore, the performance shares only provide compensation to the extent of the Company's performance, linking the NEOs' incentives to shareholder interests and returns.

Performance Share Grant Payout (2016 Grant)

The performance period for the Performance Share grant made in December of 2016 ended on December 31, 2019. The table below outlines the actual performance of the metrics within the program, and the associated payouts.

Metric	Weight	Target for 100% Payout	Actual Performance	Payout	FINAL PAYOUT
Relative TSR	50%	50th percentile	42nd percentile	72%	72%
Projected Relative Sales Growth**		50th percentile	61st percentile	179%	143%
Net Income Margin (modifier)	50%	9.00%	8.20%	80%	
BLENDED PAYOUT ACROSS PERFORMANCE SHARES					**108%**

** *The calculation of the relative sales growth measure is dependent upon public availability of financial results from our peer companies. Due to the timing of the availability of this information, the Compensation Committee cannot determine the level of achievement of the performance criteria until a sufficient number of S&P 900 Index companies report their earnings for the year ended December 31, 2019. As a result, the actual payout results for the 2017-2019 performance share award grants based on Relative Sales Growth will not be determined until March 2020 and such payouts will not be approved by the Compensation Committee until April 2020 after the filing of this Proxy Statement. The above projections reflect the results available as of March 23, 2020, including consensus estimates for sales growth for the Peer Group. Shareholders are cautioned, however, that the information that follows is preliminary in nature, is subject to change based on the actual reported results of the S&P 900 Index companies and has not been approved by the Compensation Committee.*

IMPACT TO SHARES RECEIVED - TSR

NEO	Target Shares (Dec 2016)	Final Shares (Feb 2020)
David G. Nord	8,621	6,207
William S. Sperry	2,406	1,732
Gerben W. Bakker	1,569	1,129

Stock Appreciation Rights (SARs)

A SAR gives the holder the right to receive, once vested, the value in shares of the Company's Common Stock equal to the positive difference between the base price and the market value of a share of Common Stock upon exercise. Generally, SARs vest in three equal installments on each of the first three anniversaries of the grant date. The base price pursuant to which the value of the SARs granted in 2019 is measured is the mean between the high and low trading prices of the Company's Common Stock as reported on the NYSE on the trading day immediately preceding the date of grant (i.e. for the July 1, 2019 grants, June 28, 2019 - $129.28). For future grants, the base price will equal the mean between the high and low trading prices of our Common Stock as reported on the NYSE on the trading day immediately preceding the date of grant. The Company uses this measure for two reasons: first, using the trading prices from the day before the grant enables the Compensation Committee to know the exact grant price and therefore the exact value of each grant before it is made; and second, because of the relatively low volume at which the Company's stock trades, it suggests that the mean represents a more accurate picture of the fair market value of the stock than does the closing price. For purposes of determining individual award levels, the number of shares subject to each SAR is formulated on the basis of a modified Black-Scholes calculation. See the section entitled "Equity Award Plan Vesting Provisions" on page 60 for additional information on the terms of these awards.

Time Based Restricted Stock and Performance Based Restricted Stock

Time based restricted stock provides incentives for executives to remain employed by the Company and to create and maintain value for shareholders because the value of a restricted share depends on the executive's continued employment and the value of the Company's stock on the vesting date. Restricted share awards are granted in shares of the Company's Common Stock and generally vest on the third-year anniversary of the grant date. Restricted Stock with a minimum performance criteria was previously provided to take advantage of tax deductibility favorability under the tax regulations in place prior to the Tax Cuts and Jobs Act (TCJA) enactment in late 2017. Performance based restricted stock ("PBRS") grants vest on the third-year anniversary of the grant date, if the performance criteria is met.

PBRS grants were provided to NEOs in 2016 and 2017 and will be earned if the Company's relative TSR performance over a three-year period ending December 31, 2019, and December 31, 2020, respectively, is equal to or exceeds the 20th percentile as compared to the TSR of other companies in the S&P 900 who are classified as Capital Goods by the General Industry Classification System. See the section entitled "Equity Award Plan Vesting Provisions" on page 60 for further information on the terms of these awards. At the end of the performance period of December 31, 2019, the Company achieved the performance criteria, and the applicable NEOs earned the following shares of Common Stock of the Company representing their 2016 PBRS grant: Mr. Nord - 7,701, Mr. Sperry - 2,149, and Mr. Bakker - 1,402.

Other Compensation Policies and Benefit Programs

Stock Ownership and Retention Policy

Hubbell has long encouraged stock ownership by its Directors, officers and employees to align their interests with the long-term interests of our stockholders.

The Company has a Stock Ownership and Retention Policy which is applicable to the NEOs as well as certain other officers and designated employees and the Directors. Regarding employees, the policy requires covered employees, consistent with their responsibilities to the shareholders of the Company, to hold a significant equity interest in the Company. The terms and conditions of the policy are routinely examined to ensure consistency with current market practices and external benchmarks and alignment between the interests of the employees covered by the policy and the interests of the Company's shareholders. The policy provides:

- Until a covered employee meets his or her ownership minimum, a covered employee must retain 100% of the net shares acquired pursuant to the exercise of a SAR and all other shares directly or indirectly acquired by such covered employee.
- Once the minimum share ownership level is satisfied, the covered employee is expected to continue to satisfy such requirement for so long as he or she is subject to the policy.
- Shares that count toward the minimum share ownership requirement include shares held directly and indirectly by the covered employee, including restricted stock granted under the Equity Plan, and in-the-money vested (but unexercised) SARs. Shares underlying unearned performance shares are not counted.
- Covered employees have approximately five years from the earliest date such employee is subject to the policy (in such applicable position) to achieve their minimum ownership requirement.

Accordingly, the policy expects employees to attain a minimum share ownership level equal to their base salary times a certain multiplier, as indicated in the below table. All NEOs are in compliance with the Stock Ownership and Retention Policy.

MINIMUM STOCK OWNERSHIP REQUIREMENT

5x	4x	3x
BASE SALARY	**BASE SALARY**	**BASE SALARY**
CEO	**President, COO**	**CFO, Group Presidents, General Counsel**

The Stock Ownership and Retention Policy can be viewed on the Company's website at **www.hubbell.com**.

Compensation Recovery Policy (Clawback)

The Company has a Compensation Recovery Policy which provides that an executive, including a NEO, who is determined to have engaged in fraud or other gross misconduct which contributed in whole or in part to a restatement of the Company's financial results, may be subject to any one or more of the following disciplinary actions:

- Termination of employment
- Recovery of all or any portion of any performance-based cash or equity paid or vested during the previous three years that would otherwise not have been paid or vested based on the restated financial results
- Cancellation or forfeiture of any performance-based cash or equity awards not yet paid or vested or offset against future awards

All actions taken under this policy will be determined by the Board of Directors in its sole discretion upon consultation with the Audit Committee and the NCGC.

Policy Prohibiting Hedging and Pledging

Our insider trading policy contains a strict policy against the hedging and pledging of our securities. Our officers, directors, and certain employees designated by Hubbell's Vice President, General Counsel and Secretary who may have access to material, non-public information about Hubbell and its financial condition, as well as all persons living in such restricted persons' households and any entities directly or indirectly controlled by such restricted persons, are prohibited from (i) engaging in hedging, monetization transactions or similar arrangements involving our stock, including short sales, margin transactions, and buying put or call options, as well as derivatives such as swaps, forwards, and futures transactions, (ii) pledging our stock as collateral for a loan, credit, stop loss or any other limit orders placed with a broker, except pursuant to an approved 10b5-1 plan and (iii) purchasing our stock on margin or holding our securities in a margin account.

Employee Benefits

NEOs also receive employee health & welfare and retirement benefits that are generally available to all employees, as well as certain retirement benefits, limited perquisites (as detailed on page 56), severance and change in control protections. These additional benefits are similar to the types and amounts available to other senior executives of manufacturing companies as demonstrated in the benchmark data. The table on page 55 outlines the benefits plans available to the NEOs.

Plan	Description
Hubbell Health & Welfare Benefits	Cafeteria-style plans that provide medical, dental, prescription, life insurance, disability and the option to purchase other voluntary benefits.
Qualified Pension Plan	Defined Benefit plan providing annuity-option benefits at retirement based on a pre-determined formula taking into account service and compensation. Plan was closed to new entrants in 2004, service accruals were frozen in February 2017, and compensation will be frozen at the end of 2020.
Qualified 401(k) Plan	Defined Contribution Safe-Harbor plan providing for tax-deferred savings options to employees up to IRS guidelines. Plan provides for a 4% automatic contribution and a 50% match on the first 6% of employee contributions.
Non-Qualified Defined Benefit Restoration Plan	Restoration or excess benefit plan for Defined Benefits for employees with earnings in excess of IRS limits. Plan was closed to new entrants in 2004, service accruals were frozen in February 2017, and compensation accruals will be frozen at the end of 2020.
Non-Qualified Defined Contribution Restoration Plan	Restoration or excess benefit plan for Defined Contribution for employees with earnings in excess of IRS limits. Plan provides for a 4% contribution for those earnings in excess of the limits, and for a restoration match for employees who also participate in the Executive Deferred Compensation Plan.
Executive Deferred Compensation Plan	Permits eligible executives to defer up to 50% of short-term incentive and 100% of their base salary.

Note that all of these plans are offered to NEOs on the same basis as all other eligible employees and executives.

Retirement Plans and Nonqualified Deferred Compensation Plans

Qualified Pension Plans

The Company maintains a defined benefit pension plan (the "DB Plan") and a defined contribution retirement plan (the "DC Plan") in which named executive officers participate along with the other employees of Hubbell.

Employees hired after December 31, 2003 are not eligible to participate in the DB Plan but may participate in the DC Plan. The Company closed the DB Plan to new employees after 2003 following its determination that it was no longer necessary in order to attract talent in the marketplace. Service credit under the DB Plan ceased effective February 28, 2017 and a subsequent freeze on eligible compensation will be effective December 31, 2020. Mr. Bakker is the only NEO who participates in the DB Plan.

The DC Plan provides that the Company will make a fully vested annual non-elective Company contribution of 4% of eligible earnings on behalf of all eligible participants, including the NEOs. Additionally, the Company makes a matching contribution equal to 50% of the first 6% of a participant's eligible earnings that he or she contributes to the DC Plan, subject to Code limitations. All of the NEOs are participants in the DC Plan on the same terms as other employees in the Company.

Non-Qualified Supplemental Retirement Plans

Certain Senior Executives of the Company, including the NEOs, are eligible to participate in supplemental retirement plans including the Top Hat Restoration Plan ("DB Restoration Plan") and the Defined Contribution Restoration Plan ("DC Restoration Plan") which are available to DB Plan and DC Plan participants, respectively, with compensation in excess of Code limitations applicable to qualified plans, as well as the Supplemental Executive Retirement Plan ("Executive Plan") which was previously available to select senior executives of the Company, if eligible, and is now frozen to future accruals.

The DB Restoration Plan is an "excess benefit plan" under which participants in the DB Plan receive additional retirement benefits, calculated in the same manner as benefits are calculated under the DB Plan, but without regard to the applicable limits on compensation or benefit accruals required by the tax-qualified plan rules. Mr. Bakker is the only NEO that participates in the DB Restoration Plan. The DC Restoration Plan, also an "excess benefit plan," enables participants in the DC Plan to receive Company contributions equal to the additional contributions such employee would have received under the DC Plan, but for the compensation limits imposed by the tax-qualified plan rules.

The DB Restoration Plan, DC Restoration Plan and Executive Plan are intended to promote the retention of our eligible senior management employees by providing them with the opportunity to earn pension and retirement benefits which supplement the benefits available under the Company's tax-qualified retirement plans. Only Mr. Nord is eligible for benefits under the Executive Plan.

Executive Deferred Compensation Plan

The Company also has a non-qualified Executive Deferred Compensation Plan ("EDCP"), which permits selected individuals, including our NEOs, to defer the receipt of up to 50% of their base salary and 100% of their short-term incentive award. The EDCP also provides for discretionary contributions by the Company. No such discretionary contributions were made in 2019. Amounts deferred under the EDCP are credited with earnings on the basis of individual investment directions made by each participant. The purpose of the EDCP is to provide a tax and retirement planning tool to selected individuals and thus assist the Company in attracting and retaining senior management. See the "Non-Qualified Deferred Compensation" section on page 65.

Perquisites

Effective March 1, 2019, the Compensation Committee eliminated the Company's program that provided certain executives the use of a Company-provided leased vehicle or an annual vehicle allowance given the relative decline of this benefit in the Company's Peer Group and general marketplace. In 2019, the Company provided the following limited perquisites to its NEOs: use of a Company-provided leased vehicle or an annual vehicle allowance from January 1, 2019 through February 28, 2019, financial planning and tax preparation services, and limited personal travel on the Company aircraft. These perquisites provide flexibility to the executives and increase travel efficiencies, thereby allowing more productive use of the executives' time and protect the executives' personal and financial health and thus the Company's investment in their development. The Company routinely examines the competitiveness of the perquisites offered in light of the evolving competitive landscape and determines whether any modifications are appropriate. Footnote 5 to the "Summary Compensation Table" on page 59 outlines the benefits received by each NEO in 2019.

Severance and Change in Control Benefits

The Company has entered into Change in Control Severance Agreements ("CIC Agreements") with certain of its NEOs which provide certain severance benefits in the event the NEOs' employment is involuntarily or constructively terminated in connection with a change in control. Such severance benefits are designed to alleviate the financial impact of termination of employment through base salary and health benefit continuation and outplacement services, with the intent of providing for a stable work environment.

NEW

In 2019, Hubbell amended its Policy for Providing Severance to Senior Employees (the "Severance Plan") in order to ensure the organization would not be required to pay severance to executives that engage in misconduct.

In addition to general severance, the Company provides enhanced benefits to its senior executives in the event of a change in control as a means of reinforcing and encouraging their continued attention and dedication to their duties of employment without the personal distraction or conflict of interest that could arise from the occurrence of a change in control. The decision to offer these benefits does not influence the Compensation Committee's determinations concerning other direct compensation or benefit levels. In making the decision to extend the benefits, the Compensation Committee relied on its independent compensation consultant, Exequity, to ensure that such severance and change in control benefits align with the policy statements put forth by governance rating agencies and market practices in the area of severance and change in control compensation.

Accordingly, the Company's CIC Agreements contain the following provisions and reflect the types and amounts of compensation benefits payable to senior executives upon a change in control:

- Double trigger (change in control plus termination of employment) required to obtain cash severance benefit.
- Lump sum cash payments not to exceed 2.75 times base salary plus short-term incentive award.
- "Responsive Trigger" LTI awards do not automatically become vested and payable upon a change in control (as described below).
- Elimination of gross ups to cover excise taxes.

Upon a change in control, all LTI awards (other than any portion subject to performance-based vesting) will continue in effect or be assumed or substituted by an acquiring company, unless the Compensation Committee elects to terminate the award or cause it to fully vest. The portion of an award that is subject to performance-based vesting will be subject to the terms of the award agreement or the Compensation Committee's discretion, as applicable.

If an award continues in effect or is assumed or substituted and a grantee's employment is terminated without cause or within twelve months following a change in control, then the award will fully vest. Similarly, if the acquiring company refuses to assume or substitute an award, the Compensation Committee may exercise its discretion to terminate the award in exchange for cash, rights or property, or cause the awards to become fully exercisable prior to the change in control.

For additional information relating to the Company's change in control and severance benefits, see the "Potential Post-Employment Compensation Arrangements" section on page 66.

Compensation Committee Report

The Compensation Committee has reviewed the Compensation Discussion and Analysis and discussed its contents with members of the Company's management and its independent compensation consultant, Exequity. Based on this review and discussion, the Compensation Committee has recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement and the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2019.

Compensation Committee

John G. Russell, Chair
Carlos M. Cardoso
Neal J. Keating
Judith F. Marks

Executive **Compensation**

Summary Compensation Table

Named Executive Officer	Year	Salary ($)	Stock Awards[2] ($)	Option Awards[2] ($)	Non-Equity Incentive Plan Compensation[3] ($)	Change in Pension Value and Nonqualified Deferred Compensation Plan Earnings[4] ($)	All Other Compensation[5] ($)	Total ($)
David G. Nord	2019	1,050,500	—	—	1,641,400	2,702,891	244,034	5,638,825
Chairman and	2018	1,050,500	3,275,446	1,456,492	1,680,800	—	157,425	7,620,663
Chief Executive Officer	2017	1,030,000	2,752,368	1,840,819	1,220,000	1,454,235	233,749	8,531,171
William R. Sperry	2019	615,200	149,965	150,004	680,000	—	108,932	1,704,101
Executive	2018	570,000	877,061	389,994	620,200	—	102,771	2,560,026
Vice President, Chief Financial Officer and Treasurer	2017	550,000	768,359	513,825	453,200	—	100,751	2,386,135
Gerben W. Bakker	2019	601,800	292,561	292,506	738,500	914,348	81,517	2,921,232
President and	2018	500,000	674,648	299,997	405,000	—	87,441	1,967,086
Chief Operating Officer	2017	470,000	501,054	335,092	381,600	567,886	87,086	2,342,718
Allan J. Connolly[1] Group President, Power Systems	2019	591,821	125,014	124,993	449,800	—	338,984	1,630,612
Katherine A. Lane[1] Vice President, General Counsel and Secretary	2019	366,200	172,460	172,508	291,500	—	37,974	1,040,642

(1) First reported as NEOs in 2019.

(2) The amounts reported in the Stock Awards and Option Awards columns reflect the aggregate grant date fair value of performance-based restricted stock, performance shares and SARs granted in 2019 as calculated in accordance with FASB ASC Topic 718. For a discussion of the assumptions made in the valuation, see Note 17 to the Consolidated Financial Statements for 2019 in the Form 10-K filed with the SEC on February 14, 2020. The actual value that an executive may realize from an award is contingent upon the satisfaction of the vesting conditions of the award. For SARs, the actual value of the award is based upon the positive difference between the base price and the market value of a share of Common Stock on the date of exercise. Thus, there is no assurance that the value, if any, eventually realized by the executive will correspond to the amount shown. For Mr. Nord, there is no reported equity grant for 2019, in accordance with the LTI Grant timing changes and table as described on page 49. The equity grants above for the other 4 NEOs (Mr. Bakker, Mr. Sperry, Mr. Connolly, and Ms. Lane) are associated with promotions and not on-going, annual, equity awards. The annual grant occurred in February 2020 for each of the NEOs. These grants will be included in the 2021 Proxy as a part of annual compensation for full year 2020. The amounts for each NEO are as follows: D. Nord – 5,098,000, W. Sperry – 1,600,000, G. Bakker – 3,354,000, A. Connolly – 1,000,000, K. Lane – 750,000. As described on page 48, these grants were delivered as 50% Performance Shares, 25% Restricted Shares, 25% Stock Appreciation Rights. Additionally, the impact of this grant is also included in the "Stock Ownership of Directors And Executive Officers" table on page 75.

(3) The amounts reported in the Non-Equity Incentive Plan Compensation column reflect short-term incentive awards earned under the Company's Incentive Plan.

(4) The amounts reported in the Change in Pension Value column reflect the aggregate change in the actuarial present value of each NEO's accumulated benefit under the retirement plans in which they participate. See the "Employee Benefits" section on page 54 and "Retirement Plans and Nonqualified Deferred Compensation Plans" section on page 55. The present values of accrued benefits at December 31, 2017 and December 31, 2018 are based on the RP-2014 Healthy Annuitant Mortality Tables, gender distinct, with generational projections from 2006 using Scale MP-2017 (for 2017) and Scale MP-2018 (for 2018) and a discount rate of 3.80% and 4.40%, respectively. The present value of accrued benefits at December 31, 2019 is based on the Pri-2012 Healthy Annuitant Mortality Tables, sex distinct, with generational projection from 2012 using Scale MP-2019 and using a discount rate of 3.30%. Participants are assumed to retire at age 62 or current age, if later.

(5) The amounts reported in the All Other Compensation column for 2019 are detailed in the table below:

Name	Retention[a] ($)	Perquisites[b] ($)	Retirement Plan Contributions[c] ($)	Total ($)
David G. Nord	—	52,843	191,191	244,034
William R. Sperry	—	24,687	84,245	108,932
Gerben W. Bakker	—	13,667	67,850	81,517
Allan J. Connolly	283,333	—	55,651	338,984
Katherine A. Lane	—	4,776	33,198	37,974

(a) The amounts in the Retention column reflect a value paid to Mr. Connolly related to an employment agreement provided to him as a part of the acquisition of the Aclara business in 2018 (as amended and in effect). This value described was a cash bonus paid on the one-year anniversary of the acquisition date.

(b) The amounts in the Perquisites column reflect the incremental cost to the Company for providing the use of an automobile to Mr. Bakker which includes lease payments, fuel, taxes, maintenance, insurance and registration less monthly payments made by the NEO multiplied by the percentage attributable to personal use; an automobile allowance for Mr. Nord and Mr. Sperry to be applied toward automobile related expenses; the actual cost of financial planning or tax preparation services up to a maximum of $10,000 for Mr. Nord, Mr. Sperry and Mr. Bakker, the matching gifts made by The Harvey Hubbell Foundation; and personal use of the Company aircraft for Mr. Nord - $18,843 and for Mr. Sperry - $8,663, which includes fuel costs, crew expenses, and landing, hangar, airplane parking, ramp, and maintenance fees.

(c) The amounts in the Retirement Plan Contributions column reflect Company 401(k) matching contributions of $8,400 and an automatic company retirement contribution of $11,200 for each NEO under the DC Plan. This column also includes the following Company Retirement contribution earned under the DC Restoration Plan in 2019 to be contributed in 2020: Mr. Nord - $98,052, Mr. Sperry - $38,216, Mr. Bakker - $29,072, Mr. Connolly - $31,951 and Ms. Lane $7,770. This column also includes the following restoration match contributions under the DC Restoration Plan earned in 2019 to be made in 2020: Mr. Nord - $73,539, Mr. Sperry - $26,429, Mr. Bakker - $19,178, Mr. Connolly - $4,100 and Ms. Lane - $5,828.

Other Compensation Tables

Grants of Plan-Based Awards in Fiscal Year 2019

The following table presents information concerning plan-based awards granted in 2019 to the NEOs under the Company's Incentive Plan and Equity Plan. All stock awards are payable in shares of the Company's Common Stock.

Name	Type of Award	Grant Date	Est. Future Payouts Under Non-Equity Incentive Plan Awards[1]			All Other Stock Awards: Number of Shares of Stock or Units[2] (#)	All Other Option Awards: Number of Shares Underlying Options[2] (#)	Exercise or Base Price of Option Awards[3] ($/Sh)	Closing Stock Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards[4] ($)
			Threshold ($)	Target ($)	Max ($)					
David G. Nord	STI	02/14/19	656,563	1,313,125	2,626,250	—	—	—	—	—
William R. Sperry	STI	02/14/19	272,000	544,000	1,088,000	—	—	—	—	—
	RS	07/01/19	—	—	—	1,160	—	—	—	149,965
	SAR	07/01/19	—	—	—	—	7,059	129.28	130.40	150,004
Gerben W. Bakker	STI	02/14/19	292,400	584,800	1,169,600	—	—	—	—	—
	RS	07/01/19	—	—	—	2,263	—	—	—	292,561
	SAR	07/01/19	—	—	—	—	13,765	129.28	130.40	292,506
Allan J. Connolly	STI	02/14/19	178,448	356,895	713,790	—	—	—	—	—
	RS	07/01/19	—	—	—	967	—	—	—	125,014
	SAR	07/01/19	—	—	—	—	5,882	129.28	130.40	124,993
Katherine A. Lane	STI	02/14/19	116,600	233,200	466,400	—	—	—	—	—
	RS	07/01/19	—	—	—	1,334	—	—	—	172,460
	SAR	07/01/19	—	—	—	—	8,118	129.28	130.40	172,508

(1) The amounts reported in the Estimated Future Payouts Under Non-Equity Incentive Plan Awards columns reflect the target, threshold and maximum short-term incentive award opportunity for each of the NEOs under the Company's Incentive Plan. The NEOs are eligible for a payout within the threshold and maximum range depending upon several performance factors such as earnings per share, free and operating cash flow, operating profit improvement and strategic objectives. See the "Short-Term Incentive Compensation" section on page 43.

(2) The amounts reported in the All Other Stock Awards and All Other Option Awards columns reflect the number of shares of Restricted Stock (RS) and SARs awarded under the Equity Plan on July 1, 2019. SARs are subject to vesting in three equal annual installments on the anniversary of the grant date. Upon retirement, RS will vest in full. SARs and RS become fully vested upon death or disability.

(3) The amount reported in the Exercise or Base Price of Option Awards column reflects the mean between the high and low trading prices of the Company's Common Stock on the trading day immediately preceding the date of grant which was the fair market value of the Company's Common Stock as defined under the Equity Plan.

(4) The amounts reported in the Grant Date Fair Value of Stock and Option Awards column reflect the aggregate fair value of the RS and SARs granted to each NEO on July 1, 2019, based upon the probable outcome of performance conditions, as applicable, as determined under FASB ASC Topic 718 and disclosed in Note 17 within the Notes to the Consolidated Financial Statements in the Company's 2019 Annual Report on Form 10-K filed with the SEC on February 14, 2020.

Equity Award Plan Vesting Provisions - Grant Terms

The following table describes the terms of each of the equity incentive awards granted to the applicable NEOs in July 2019.

	Restricted Stock	Stock Appreciation Rights
Description	A promise to receive a number of shares on the third-year anniversary of the grant date.	Right to receive, in stock, the appreciation in value between the stock price on the date of grant and date of exercise.
Abbreviation	RS	SARs
Vesting Period	3-year cliff vesting on the anniversary of the grant date	1/3 per year on the anniversary of the grant date

Outstanding Equity Awards at 2019 Fiscal Year End

The following table provides information on all restricted stock, PBRS, SARs and performance share awards held by the NEOs of the Company and the value of such holdings measured as of December 31, 2019. All outstanding equity awards are in shares of the Company's Common Stock.

Name	Grant Date	Option Awards[1]				Stock Awards			
		No. of Securities Underlying Unexercised Options Exercisable (#)	No. of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	No. of Shares or Units of Stock that have not Vested[2] (#)	Market Value of Shares or Units that have not Vested[3] ($)	Equity Incentive Plan Awards: No. of Unearned Shares, Units, or other Rights that have not Vested[4] (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares Units or other Rights that have not Vested[5] ($)
David G. Nord	12/4/2012	23,785		83.73	12/4/2022				
	12/10/2013	60,837		107.87	12/10/2023				
	12/2/2014	58,287		106.44	12/2/2024				
	12/8/2015	85,001		97.48	12/8/2025				
	12/6/2016	93,883		113.69	12/6/2026	7,701	1,138,362	17,242	2,548,712
	12/5/2017	70,206	35,104	127.51	12/5/2027	7,218	1,066,965	14,436	2,133,930
	12/14/2018	26,778	53,558	105.49	12/14/2028	13,808	2,041,099	18,410	2,721,366
William R. Sperry	12/6/2016	26,205		113.69	12/6/2026	2,149	317,665	4,812	711,310
	12/5/2017	19,596	9,799	127.51	12/5/2027	2,015	297,857	4,030	595,715
	12/14/2018	7,170	14,341	105.49	12/14/2028	3,697	546,491	4,930	728,753
	7/1/2019		7,059	129.28	7/1/2029	1,160	171,471		
Gerben W. Bakker	12/5/2011	3,146		64.48	12/5/2021				
	12/4/2012	2,596		83.73	12/4/2022				
	12/10/2013	3,971		107.87	12/10/2023				
	2/1/2014	4,668		117.16	2/1/2024				
	12/2/2014	9,970		106.44	12/2/2024				
	12/8/2015	13,813		97.48	12/8/2025				
	12/6/2016	17,090		113.69	12/6/2026	1,402	207,244	3,138	463,859
	12/5/2017	12,780	6,390	127.51	12/5/2027	1,314	194,235	2,628	388,471
	12/14/2018	5,515	11,032	105.49	12/14/2028	2,844	420,400	3,792	560,533
	7/1/2019		13,765	129.28	7/1/2029	2,263	334,517		
Allan J. Connolly	2/8/2018					7,561	1,117,667		
	12/14/2018	1,379	2,758	105.49	12/14/2028	711	105,100	948	140,133
	7/1/2019		5,882	129.28	7/1/2029	967	142,942		
Katherine A. Lane	7/1/2017	588	295	113.03	7/1/2027	50	7,391		
	12/5/2017	1,628	814	127.51	12/5/2027	112	16,556	168	24,834
	12/14/2018	956	1,912	105.49	12/14/2028	329	48,633	246	36,364
	7/1/2019		8,118	129.28	7/1/2029	1,334	197,192		

(1) The Option Awards column reflects SARs that were granted to each NEO on the dates shown. SARs entitle the recipient to receive the value in shares of the Company's Common Stock equal to the positive difference between the base price and the fair market value of a share of Common Stock upon exercise. Generally, SARs vest and become exercisable in three equal installments on each of the first three anniversaries of the grant date. See the "Equity Award Plan Vesting Provisions" section on page 60.

(2) The No. of Shares or Units of Stock that have not Vested column reflects restricted stock granted on the following dates and terms: (i) 12/05/17, and 12/06/16 PBRS grants - Vest at the end of a three year period provided that the Company's TSR performance is greater than the 20th percentile of the Standard & Poor's 900 Index; and (ii) 7/1/19, 12/14/18, 2/8/18, 12/5/17, and 7/1/17 RS grants - Vest in three equal installments on the anniversary of the grant date. See the "Equity Award Plan Vesting Provisions" section on page 60.

(3) *The Market Value of Shares or Units that have not Vested is based upon the closing market price of the Company's Common Stock on December 31, 2019 of $147.82.*

(4) *The Equity Incentive Plan Awards column reflects performance shares granted on the following dates and terms for the performance periods noted: 12/14/18 - Vest based on achievement of each of three measures as described in the "Performance Share Awards" section on page 50 at the end of a three-year performance period (1/1/19 - 12/31/21), as adjusted based on TSR performance. 12/05/17 and 12/06/16 - Vest based on two equally weighted measures as described in the "Performance Share Awards" section on page 52 at the end of a three-year performance period (1/1/18 - 12/31/20 and 1/1/17 - 12/31/19, respectively).*

(5) *The Market or Payout Value of Unearned Shares, Units or Other Rights that have not Vested column is based upon the closing market price of the Company's Common Stock on December 31, 2019 of $147.82.*

Option Exercises and Stock Vested During Fiscal Year 2019

The following table provides information on the number of shares acquired and the value realized by the NEOs during fiscal year 2019 on the exercise of SARs and on the vesting of restricted stock.

Name	Option Awards[1]		Stock Awards	
	No. of Shares Acquired on Exercise (#)	Value Realized Upon Exercise ($)	No. of Shares Acquired on Vesting (#)	Value Realized Upon Vesting ($)
David G. Nord	51,694	2,607,843	8,720	1,024,600[2]
	—	—	15,619	2,335,353[3]
William R. Sperry	51,798	1,213,493	2,180	256,150[2]
	—	—	3,904	583,726[3]
Gerben W. Bakker	—	—	1,417	166,498[2]
	—	—	2,537	379,332[3]
Allan J. Connolly	—	—	—	—
	—	—	—	—
Katherine A. Lane	—	—	449	65,187[2]
	—	—	—	—

(1) *The amounts reported in the **Option Awards - Value Realized Upon Exercise** column reflect the number of shares acquired upon exercise multiplied by the difference between the base price of the SAR and the market price of the Company's Common Stock on the date of exercise.*

(2) *The amounts reported in the **Stock Awards - Value Realized Upon Vesting** column reflect the number of shares of PBRS and time-based restricted stock, as applicable, acquired upon vesting multiplied by the closing market price of the Company's Common Stock on the following vesting dates: February 8, 2019 - $114.97, February 15, 2019 - $117.50, July 1, 2019 - $131.26, December 5, 2019 - $146.29, December 6, 2019 - $147.74 and December 13, 2019 - $146.75.*

(3) *The amounts reported in the **Stock Awards - Value Realized Upon Vesting** column reflect the number of performance shares earned multiplied by the closing market price of the Company's Common Stock on February 13, 2020, $149.52, the date the delivery of the performance shares was approved for the performance period ending December 31, 2019.*

Post-Termination Vesting Terms for Equity Plan Grants

The following table shows the vesting provisions of equity awards post-termination under the scenarios shown. For each of these award types, "Retirement" means that the NEO has terminated employment with the Company, is of a minimum of age 55 and the executive's age plus years of service with the Company equals or exceeds 70.

Award Type	Involuntary Termination	Retirement[1]	Death/Disability
PBRS	Unvested PBRS forfeited	Unvested PBRS are eligible to vest provided that the performance conditions are met	Unvested PBRS fully vest
Performance Shares	Unvested shares forfeited	Eligible for a pro-rata portion of shares based on the number of months the NEO served during the performance period	Target number of shares fully vest
RS (time-based)	Unvested shares forfeited	Unvested shares fully vest	Unvested shares fully vest
SARs	Unvested SARs forfeited. May exercise vested SARs for the earlier of 90 days after the termination date or the 10th anniversary of the grant date	Unvested SARs continue to vest in the normal course. Vested SARs exercisable until the 10th anniversary of the grant date	Unvested SARs fully vest. Following disability termination, vested SARs are exercisable for the earlier of 90 days after the termination date or the 10th anniversary of the grant date. Upon death (or if the NEO dies within 90 days of termination due to disability) SARs are exercisable for the earlier of one year after death or the 10th anniversary of the grant date

(1) *Retirement means that the NEO has terminated employment with the Company, is at a minimum age of 55 and the executive's age plus years of service with the Company equals or exceeds 70.*

Pension Benefits in Fiscal Year 2019

The following table provides information on the retirement benefits for the NEOs under the Company's DB Plan, DB Restoration Plan and Executive Plan (non-qualified plans, collectively, "Supplemental Plans") in which they participate. See the "Employee Benefits" section on page 54.

Name	Plan Name	No. of Years Credited Service (#)	Present Value of Accumulated Benefit[1] ($)	Payments During the Last Fiscal Year ($)
David G. Nord	Executive Plan	10.00	19,004,593	—
Gerben W. Bakker	DB Plan	25.92	887,607	—
	DB Restoration Plan	25.92	2,327,821	—

(1) *For the DB Plan and Supplemental Plans, the present value of accrued benefits at December 31, 2019 are determined based on the Pri-2012 Healthy Annuitant Mortality tables, sex distinct, with generational projection from 2012 using Scale MP-2019 and using a discount rate of 3.30%. Participants are assumed to retire at age 62 or current age, if later.*

Pension Benefit Calculations

The following paragraphs describe the manner in which benefits are calculated under each of the Company's retirement plans:

DB Plan and DB Restoration Plan

The DB Plan provides for participation by all regular full-time salaried employees (other than employees who are subject to a collective-bargaining agreement) who were employed by covered Company businesses on December 31, 2003.

The annual benefits under the DB Plan upon normal retirement (age 65) are calculated under the following two formulas in which Final Average Pay refers to the average of the executive's highest three consecutive earnings (base salary and short-term incentives) in the last ten years:

- For participants age 50 with 10 years of service at January 1, 2004 ("Grandfathered Participants"):

| 1.5% | ✕ | Years of Service | ✕ | Final Average Compensation less Social Security Benefit |

- For all other participants hired before January 1, 2004, the formula is as follows:

| 0.85% | ✕ | Years of Service (up to 35) | ✕ | Final Average Pay | + | 0.65% | ✕ | Final Average Pay less Social Security Covered Compensation | ✕ | Years of Service (up to 35) | + | 1.10% | Years of Service (>35) | ✕ | Years of Service (>35) |

Grandfathered Participants will have benefits earned after 2003 calculated under whichever of the above two formulas produces a higher benefit. Early retirement (age 55 and at least 10 years of service) benefits are calculated under the same formula as normal retirement benefits, but reduced by 0.6% (0.3% for Grandfathered Participants) for each month by which the executive's early retirement is after age 60, but before age 65, and 0.3% (0.5% for Grandfathered Participants) for each month by which the executive's early retirement precedes age 60. Lump sum payments can be elected under the DB plan within one year from separation of employment.

Benefits under the DB Restoration Plan are calculated in the same manner as benefits under the DB Plan, but without regard to any limits on compensation or benefit accruals that may apply under the DB Plan as required by the tax-qualified plan rules. DB Restoration benefits are payable based on a life annuity distribution (although 50% of the benefits are payable to the participant's surviving spouse in the event of his or her death after commencing benefits), except that benefits are paid out as a lump sum if a participant as of the date of a change in control experiences a termination of employment within 2 years following the change in control.

Beginning in 2017, the DB Plan began a transition to being fully frozen. Years of Service was frozen under the DB Plan and the DB Restoration Plan effective February 28, 2017 and Final Average Pay, Social Security Covered Compensation, and Social Security Benefit will be frozen under the DB Plan and the DB Restoration Plan effective December 31, 2020.

Executive Plan

The Executive Plan provides designated executives the opportunity to earn pension benefits supplementing those earned under the DB Plan. Executive Plan benefits upon normal retirement (age 65) are calculated using the following formula in which Final Total Compensation refers to the average of the executive's highest three earnings (base salary and short-term incentive) over the ten years prior to December 31, 2016:

| 6% | ✕ | Years of Plan Service (up to 10) | ✕ | Final Total Compensation | ✕ | Actuarial equivalent value of profit sharing account balance (if hired on after January 1, 2004) |

Executive Plan benefits upon early retirement (on or after age 55) are calculated under the same formula as normal retirement benefits except that the early retirement benefit is reduced by 0.3% for each month by which the executive's early retirement precedes age 62, and by an additional 0.2% for each month by which the executive's early retirement precedes age 60. Executive Plan benefits are payable based on a life annuity distribution (although 50% of the benefits are payable to the participant's surviving spouse in the event of his or her death after commencing benefits), except that benefits are paid out as a lump sum if a participant as of the date of a change in control experiences a termination of employment within 2 years following the change in control. Participation in the Executive Plan is at the sole discretion of the Compensation Committee which closed the Plan to new participants in 2007. As a part of Hubbell's Retirement Plans changes in 2016 and 2017, all benefit accruals under the Executive Plan were frozen effective as of December 31, 2016.

DC Plan and DC Restoration Plan

As described under the Employee Benefits section on page 54, the DC Plan provides eligible participants with a fixed non-elective contribution of 4% of eligible earnings and a matching contribution equal to 50% of the first 6% of a participant's eligible earnings that he or she voluntarily contributes to the DC Plan.

The Company also provides a DC Restoration Plan to allow for excess contributions on behalf of those employees whose contributions are limited under the tax-qualified DC Plan due to compensation limits imposed by the IRS. Employees impacted by those limitations receive a contribution under the DC Restoration Plan equal to the same percentage used for the DC Plan multiplied by their eligible earnings in excess of the IRS limits.

The DC Restoration Plan provides each participant with (i) an annual non-elective contribution equal to the excess of 4% of eligible earnings over the amount credited as a safe harbor non-elective contribution to the DC Plan for that year and (ii) an annual matching contribution equal to 50% of the first 6% of a participant's eligible earnings that he or she voluntarily contributes to the DC Plan and/or defers to the Executive Deferred Compensation Plan less the maximum amount of matching contributions that could have been credited under the DC Plan if he had contributed the maximum amount permitted under the DC Plan for that year.

Non-Qualified Deferred Compensation

Executive Deferred Compensation Plan

The EDCP enables certain designated executives to defer up to 50% of their annual base salary and up to 100% of their annual short-term incentive compensation. Amounts deferred under the EDCP are nominally invested at the discretion of the participant in the same mutual funds available to all employees in the DC plan and all participants are immediately 100% vested in the amounts they elect to defer. The Company is permitted to make discretionary contributions to EDCP participants and to make contributions subject to vesting conditions or other restrictions.

Participants are generally required to make their deferral elections by December 31 of the year prior to the year in which the base pay is paid, and the short-term incentive award is earned. At that time, participants also elect the future date for distributions. Distributions can be made at any time while the participant remains an employee (but no sooner than two years after the year for which the deferral is made) or upon separation from service or a change in control. Distributions upon separation from service may be made in lump sum or installments over 5, 10 or 15 years. In service distributions and distributions upon a change in control are made in a lump sum. Participants may also access their accounts under the EDCP in the event of an unforeseen emergency.

Non-Qualified Deferred Compensation in Fiscal Year 2019

The following table provides information on the benefits earned by each NEO under the Company's EDCP and DC Restoration Plan:

Name	Executive Contributions in 2019[1] ($)	Registrant Contributions in 2019[2] ($)	Aggregate Earnings in Last FY[3] ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at 12/31/19[4] ($)
David G. Nord	840,400	83,820	675,471	—	5,161,004
William R. Sperry	44,658	52,374	58,742	—	439,165
Gerben W. Bakker	30,155	40,764	102,189	—	529,754
Allan J. Connolly	—	—	—	—	—
Katherine A. Lane	10,805	4,260	3,551	—	29,290

(1) The amounts reported in the Executive Contributions in 2019 column reflect elective deferrals of short-term incentive awards into the EDCP as follows: Mr. Nord - 50% and Ms. Lane - 10%, and elective deferral of base salary as follows: Mr. Sperry - 7% and Mr. Bakker - 5%. The short-term incentive amounts were earned and deferred for services in 2018 but credited to the EDCP in 2019, which is the time payments under the Incentive Plan are generally made. The amounts in this column include amounts also included in the Summary Compensation Table for 2019 under the Salary column (for 2019) and the Non-Equity Incentive Compensation Plan column (for 2018).

(2) The amount reported in the Registrant Contributions in 2019 column reflects credits for Mr. Nord, Mr. Sperry, Mr. Bakker and Ms. Lane under the DC Restoration Plan earned for services in 2018 and credited in 2019. The amount does not include the following accrued restoration company retirement contribution and restoration match contributions earned in 2019 to be credited in 2020 which amounts are detailed in the footnote and included in the All Other Compensation column of the Summary Compensation Table on page 58 for 2019: Mr. Nord - $171,591, Mr. Sperry - $64,645, Mr. Bakker - $48,250, Mr. Connolly - $35,412 and Ms. Lane - $13,598.

(3) The amounts reported in the Aggregate Earnings in Last FY column include aggregate notional earnings on the EDCP account balances and the DC Restoration Plan balances in 2019. Amounts deferred under the EDCP and the DC Restoration Plan are credited with earnings on the basis of individual notional investment directions made by each participant.

(4) The amounts reported in the Aggregate Balance at 12/31/19 column reflect each NEOs balance credited to the EDCP and the DC Restoration Plan.

The material terms of the non-qualified deferred compensation plans are further described under the "Pension Benefit Calculations" section on page 63 and the "Non-Qualified Deferred Compensation" section above.

Potential Post-Employment Compensation Arrangements

The Company offers post-employment compensation and benefits to the NEOs under its general Severance Policy (which is available to senior level employees in addition to NEOs), its retirement plans and individual change in control severance agreements ("CIC Agreements"), as applicable, that provide compensation and benefits only in the event of a change in control (as defined in the CIC Agreements). In addition, NEOs may be entitled to post termination compensation and benefits under the terms of the Company's Equity Plan, STI Plans and other benefit plans. The section below describes the types of compensation and benefits a NEO is eligible to receive under these plans, policies and agreements based on five termination scenarios: (i) involuntary termination, (ii) death, (iii) disability, (iv) retirement and (v) following a change in control and involuntary termination. No amounts in excess of vested rights under any of the Company's plans are generally payable to the NEOs upon voluntary termination or termination for cause.

Severance Policy

The Company has a Severance Policy for Senior Executives which offers severance benefits to the NEOs and other members of senior management in the event of involuntary termination other than cause (the "Severance Policy"). The Severance Policy offers the following benefits to NEOs:

- 4 weeks base salary continuation for each year of service with a minimum of 26 weeks and a maximum of 78 weeks.
- Continued medical, dental and life insurance benefits for the salary continuation period.
- Pro-rated portion of their target short-term incentive award earned through the date of termination.
- Outplacement services for up to 12 months.

Involuntary termination includes, for purposes of the severance policy, a resignation by the NEO due to a material change in the NEO's authority, duties, responsibilities or base compensation, or a significant change in the location of the NEO's employment location. In the event of a change in control followed by an involuntary termination, in lieu of any benefits under the Severance Policy, the NEOs would be eligible for severance benefits pursuant to the terms of their CIC Agreements.

Equity Plan

Certain of the NEOs received grants under the Equity Plan in 2019, but others have received such types of prior, outstanding awards. The treatment of equity awards upon involuntary termination (i.e. termination by the Company without cause), retirement and death and disability is set forth in the table on page 69.

Outstanding awards under the Equity Plan do not automatically vest and become payable upon a change in control (as defined in the Equity Plan). Instead, the awards may vest in the discretion of the Compensation Committee in the event they are not assumed by the acquiring company. The table below shows the treatment of equity awards upon a change in control under the Equity Plan:

Change in Control	Change in Control and Involuntary Termination
Unless otherwise determined by the Compensation Committee, unvested time-based RS and SARs will be assumed by the acquirer and continue to vest. Treatment of unvested PBRS and PS are subject to discretion of the Compensation Committee	Unvested awards fully vest only if the NEO is involuntarily terminated within 12 months following a change in control

Short-Term Incentive Award Plans

In 2019, the NEOs participated in the Incentive Plan. As described above, in the event of involuntary termination without cause, the NEOs would be entitled to receive a pro-rated portion of their target short-term incentive award earned through the date of termination pursuant to the Severance Policy. In the event of a change in control, the NEOs would only be eligible to receive the short-term incentive award benefits prescribed under their CIC Agreements discussed below.

Change in Control Service Agreements

The Company is a party to CIC Agreements with the NEOs (as applicable) which provide severance benefits in the event of a termination of employment by the executive for good reason or by the Company (other than for cause or due to the executive's death, disability or retirement) within two years after a change in control or, in certain circumstances, in anticipation of a change in control. A "change in control" is generally defined as a change in the majority of the Company's Board of Directors during any 12 month period, the acquisition by a party directly or indirectly of 30% or more of the voting power of the Company during any 12 month period, a sale of substantially all of the Company's assets and the acquisition by a party of more than 50% of either the voting power of the Company or the fair market value of the Company. CIC Agreements may only be granted with the approval of the Board of Directors upon the recommendation of the Compensation Committee.

In the event of a change in control, the benefits provided to the NEOs under their CIC Agreements are as follows:

- A lump sum payment of the NEO's base salary multiplied by 2.75 for Mr. Nord, 2.5 for Messrs. Bakker and Sperry, and 2 for Ms. Lane. Mr. Connolly does not have a CIC Agreement.
- Continued medical, dental, vision and life insurance benefits after termination for 2.75 years for Mr. Nord, 2.5 years for Messrs. Bakker and Sperry and 2 years for Ms. Lane.
- A lump sum payment of the average short-term incentive awards received by the NEO in the three years preceding the change in control multiplied by 2.75 for Mr. Nord, 2.5 for Messrs. Bakker and Sperry, and 2 for Ms. Lane.
- A lump sum payment of the pro-rated portion of their annual short-term incentive award target for the year in which the termination occurs.
- The incremental value of additional age and service credit under all applicable Supplemental Plans (subject to the terms of each plan freeze) payable as a lump sum.
- Outplacement services up to 12 months following termination at a cost not to exceed 15% of the NEO's annual base salary.

The CIC Agreements contain a provision whereby the severance multiple is reduced in monthly increments over the two-year period following the NEO's 63rd birthday until it reaches one times the executive's base salary and average short-term incentive award. Payments under the CIC Agreements are offset by severance or similar payments and/or benefits received by the executive under any other Company plan or policy. The CIC Agreements also provide that if an executive would have otherwise incurred excise taxes under Section 4999 of the Code, such payments may be reduced to the "safe harbor amount" so that no excise taxes would be due, if such reduction would result in the executive being in a better net after tax position. The CIC Agreements do not provide for any tax gross up in the event the payments are not reduced and thus the executive would be required to pay any excise taxes under Section 4999 of the Code. Benefits described above in this subsection are only payable under the CIC Agreements if a NEO is terminated by the Company other than for "cause" or if the NEO terminates employment for "good reason", as each term is defined in the CIC Agreements.

The Company has established a grantor trust to secure the benefits to be provided under the CIC Agreements, the Supplemental Plans and other plans maintained by the Company for the benefit of members of the Company's senior management.

Employment Agreement

The Company has not entered into employment agreements with Messrs. Nord, Bakker or Sperry or Ms. Lane.

In connection with its acquisition of the Aclara business in 2018, the Company entered into a three-year employment agreement with Mr. Connolly effective February 2, 2018 for his role as Division Vice President, President of Aclara, which was subsequently amended on July 1, 2019 in connection with his promotion to the role of Group President, Hubbell Power Systems. If Mr. Connolly remains employed when the agreement expires, his employment will continue on an at-will basis.

Under his agreement, Mr. Connolly is paid an annual base salary of $550,000, subject to the Company's discretionary adjustments. The agreement provides eligibility to receive an annual performance bonus of up to 50% of his base salary for the portion of the fiscal year prior to July 1, 2019 and an annual performance bonus of up to 75% of his base salary for the balance of 2019 and each following fiscal year. The agreement also provides for an annual equity-based award having an aggregate grant date fair value equal to no less than $250,000 and, commencing in February 2020, $750,000, consistent with the types of awards and amounts allocated to similarly situated executives. Mr. Connolly also received a $250,000 one-time equity grant in connection with his promotion. The agreement also provides for an $850,000 cash retention award, vesting and payable in three equal installments on the first three anniversaries of the effective date of the employment term, subject to continued employment with the Company, and an equity retention award of $1,000,000 in restricted stock, vesting in equal installments on the second and third anniversaries of the effective date of the employment term, subject to continued employment with the Company. The employment agreement contains usual and customary restrictive covenants, including non-competition, non-solicitation of employees or customers, non-disclosure and non-disparagement provisions.

If Mr. Connolly's employment is terminated by the Company without "cause" or by him for "good reason" (each, as defined in the employment agreement) or if his employment terminates due to his death or disability, then Mr. Connolly is entitled to receive (i) the sum of his annual base salary through the date of termination, plus any unpaid annual bonus from any prior completed fiscal year, plus any accrued but unpaid reimbursable expenses and vacation pay (the "Accrued Obligations"), (ii) the unvested portion of the cash retention award or equity retention award, and (iii) any benefits due under any plan, program, policy, or agreement through the date of termination (the "Other Benefits"). In the event of termination by the Company for "cause" or by Mr. Connolly without "good reason", then he is entitled to receive the Accrued Obligations through the date of termination (excluding payment of any unpaid annual bonus from any prior completed fiscal year) and the Other Benefits.

Supplemental Plans

Under the terms of the Executive Plan and the DB Restoration Plan, upon a termination of employment due to disability, a participant is entitled to an unreduced immediate pension benefit based upon such participant's service as of the date service was frozen under each plan (January 1, 2017 for the Executive Plan and February 28, 2017 for the DB Restoration Plan).

Certain provisions of the Executive Plan do not take effect until the occurrence of certain change in control events such as funding obligations. Among other provisions, the Executive Plan and DB Restoration Plan provide for the (i) suspension, reduction or termination of benefits in cases of gross misconduct by a participant; (ii) forfeiture of benefits if a retired participant engages in certain competitive activities; (iii) reduction in benefits upon early retirement; and (iv) offset of amounts which a participant may then owe the Company against amounts then owed to the participant under the Executive Plan. In addition, a participant's years of service with the Company (as calculated for the purpose of determining eligibility for the Executive Plan and the DB Restoration Plan benefits) and benefits accrued prior to the change in control event, may not be reduced after the occurrence of a change in control. If a participant's employment is terminated within 2 years after a change in control, the participant will receive payment of Executive Plan and DB Restoration Plan benefits in one lump sum within 10 days after termination. In addition, all amounts under the DC Restoration Plan are paid in a lump sum within 60 days following a change in control.

As described above, the CIC Agreements also provide for additional incremental benefits based on age and service credit under the Supplemental Plans upon qualifying terminations of employment in connection with a change in control.

The following table reflects the estimated incremental post-termination amounts that would have been payable to a NEO on December 31, 2019 in the event of death, disability, involuntary termination without cause, retirement (if potentially applicable, as of December 31, 2019), or a change in control combined with an involuntary termination. No benefits are provided to a NEO solely upon a change in control unless such officer experiences a qualifying termination following a change in control. The amounts in the table are calculated in accordance with the terms of the applicable plans, policies and agreements described in the preceding table and assume that the NEO has met the applicable eligibility requirements. The amounts in the table DO NOT include (i) any value that would be realized upon the exercise of vested SARs or settlement of vested PBRS, Performance Shares or RS to the extent the awards were vested prior to December 31, 2019 by their terms, and (ii) the estimated value of vested and accrued pension benefits that would be received upon any termination of employment under the terms of the Company's retirement plans.

Post-Employment and Change in Control Payment Table

Name	Severance[1] ($)	Equity Awards with Accelerated Vesting[2][3] ($)	Pension Benefits[4] ($)	Welfare Benefits[5] ($)	Total ($)
David G. Nord					
Death	—	14,630,774	—	—	14,630,774
Disability[6]	—	14,630,774	—	—	14,630,774
Involuntary Termination[7]	2,444,437	4,246,426	—	174,263	6,865,126
Retirement[8]	—	4,246,426	—	—	4,246,426
Change in Control and Involuntary Termination[9],[10],[11]	5,507,366	14,630,774	2,589,497	204,589	22,932,226
William R. Sperry					
Death	—	4,306,280	—	—	4,306,280
Disability[6]	—	4,306,280	—	—	4,306,280
Involuntary Termination[7]	1,085,552	—	—	108,692	1,194,244
Change in Control and Involuntary Termination[9],[10],[11]	2,188,256	4,306,280	—	144,603	6,639,139
Gerben W. Bakker					
Death	—	3,421,282	—	—	3,421,282
Disability[6]	—	3,421,282	194,316	—	3,615,598
Involuntary Termination[7]	1,604,806	1,156,396	—	115,854	2,877,056
Retirement[8]	—	1,156,396	—	—	1,156,396
Change in Control and Involuntary Termination[9],[10],[11]	1,299,808	3,421,282	129,605	136,335	4,987,030
Allan J. Connolly					
Death	—	1,731,654	—	—	1,731,654
Disability	—	1,731,654	—	—	1,731,654
Involuntary Termination[7]	1,206,805	—	—	88,773	1,295,578
Change in Control and Involuntary Termination[9],[10],[11]	—	—	—	—	—
Katherine A. Lane					
Death	—	589,220	—	—	589,220
Disability	—	589,220	—	—	589,220
Involuntary Termination[7]	537,832	—	—	60,078	597,910
Change in Control and Involuntary Termination[9],[10],[11]	553,088	589,220	—	70,988	1,213,296

(1) The amounts reported in the **Severance** column are equal to the product of (a) a multiple specified in each NEO's CIC Agreement and (b) the sum of (x) the NEO's base salary and (y) the average of the actual bonuses payable to the executive over the most recent three years. The specified multiple may be reduced pursuant to the CIC Agreements, as discussed further in the "Change in Control Severance Agreements" section above. In addition, Severance includes a pro rata portion of the NEO's target bonus through the date of termination.

(2) The amounts reported in the **Equity Awards with Accelerated Vesting** column reflect the value realized by the NEO upon the exercise of all unvested SARs, the vesting of all unvested PBRS, time-based restricted stock and performance shares upon death, disability, or a qualifying change in control. Upon a change in control, if the unvested time-based restricted stock and SARs are assumed by the acquirer and a NEO is terminated without cause within one year of such change in control, such awards will become fully vested prior to the date of termination. If the NEO is not terminated without cause within one year of the change in control, such equity awards will not accelerate. Treatment of unvested PBRS and PS upon a change in control shall be subject to the discretion of the Compensation Committee.

(3) For Mr. Nord and Mr. Bakker, who meet the definition of retirement, the amounts shown reflect the value realized upon the vesting of all unvested restricted shares upon retirement. No other executive officer will be retirement eligible during the open vesting period of outstanding equity awards. The value realized is calculated using the closing market price of the Company's Common Stock on December 31, 2019, the last business day of 2019, of $147.82. The amounts shown do not include the value of (i) SARs that are unvested at retirement, but become exercisable post-retirement, or (ii) outstanding performance shares at retirement which may vest on a pro-rated basis at the end of the applicable performance period, because in each case the value would not be determinable as of the last day of the calendar year as it would not have vested on such date.

(4) The amounts reported in the **Pension Benefits** column include amounts payable under the Company's qualified and nonqualified pension plans and nonqualified deferred compensation plans only to the extent the amounts are not described in the Pension Benefit Calculations section discussed above on page 63 or the Non-Qualified Deferred Compensation section discussed on page 65. In the event of a Change in Control, even without termination of employment, amounts under the EDCP distributions will be paid in a lump sum, but no additional value is allocated to the payment in this table. The value listed represents the present value of the payments under EDCP in the Non-Qualified Deferred Compensation section discussed above on page 65.

(5) The amounts reported in the **Welfare Benefits** column include the payment of outplacement services for the NEOs for up to twelve months and insurance benefit continuation calculated in accordance with the terms of the Severance Policy and CIC Agreements, as applicable.

(6) The amounts reported in the "Disability" rows are calculated based on a 4.40% discount rate and using the disability mortality table published in Internal Revenue Ruling 96-7. This table assumes a different life expectancy than the tables used to calculate the present value of accumulated benefits under the Company's retirement plans. In the event of disability, the incremental retirement plan benefit was calculated by comparing the disability benefit to the vested accrued benefit under the qualified and non-qualified plans as of December 31, 2019

(7) "Involuntary Termination", for purposes of this row, refers to a termination by the Company without cause as described in the Severance Policy prior to the occurrence of a Change in Control. NEOs are not entitled to these benefits in the event of a termination for cause.

(8) "Retirement", for purposes of this row, refers to a voluntary termination by the NEO (after age 55 and 10 years of service). In addition to the amounts described in this chart, the executive will be entitled to payout of the amounts described under the Pension Benefit Calculations section discussed above on page 63.

(9) The amounts reported in the **Severance** column for Change in Control and Involuntary Termination are equal to the product of (a) a multiple specified in each NEO's CIC Agreement and (b) the sum of (x) the NEO's base salary and (y) the average of the actual bonuses payable to the executive over the most recent three years. The specified multiple may be reduced pursuant to the CIC Agreements, as discussed further in the "Change in Control Severance Agreements" section above. In addition, Severance includes a pro rata portion of the NEO's target bonus through the date of termination.

(10) "Change in Control and Involuntary Termination", for purposes of this row, refers to a termination by the Company without cause (as defined in the CIC Agreement) or by the NEO for good reason (as defined in the CIC Agreement) within 2.75 years (for Mr. Nord), 2.5 years (for Messrs. Bakker and Sperry), and 2 years (for Ms. Lane) following a change in control (as defined in the CIC Agreement). As noted above, the amounts payable include (a) a lump sum payment of the NEO's base salary multiplied by 2.75 for Mr. Nord, and 2.5 for Mr. Sperry and Mr. Bakker and 2 for Ms. Lane.

(11) No benefits shall become payable to the NEOs upon a change in control (as defined in the Equity Plan) due to their unvested time-based restricted stock and SARs until and unless the NEO experiences a qualifying termination related to such change in control. This row assumes such a qualifying termination (a termination by the Company without cause) occurs within 12 months following a change in control. Treatment of unvested PBRS and PS upon a change in control shall be subject to the discretion of the Compensation Committee.

CEO Pay Ratio

The SEC requires annual disclosure of the ratio of the CEO's annual total compensation to the annual total compensation of the Company's median employee. Mr. Nord had a 2019 annual total compensation of $5,638,825 as reflected in the above Summary Compensation Table. Hubbell's median employee's annual total compensation for 2019, as described more fully below, was estimated as $42,893. As a result, we estimate that Mr. Nord's annual compensation was approximately 131 times that of Hubbell's median employee.

There have not been any significant changes to our employee base, our compensation program or our median employee's situation that would significantly affect our pay ratio disclosure. Accordingly, as permitted by SEC rules, we calculated the 2019 pay ratio using the same median employee we used for purposes of calculating our 2018 pay ratio. What follows is a description of the methodology used from 2018.

For our 2018 proxy, we identified the median of the annual total compensation of all our employees by examining the 2018 annual salary for all employees, excluding the CEO, who were employed by us on October 23, 2018, as reflected in our payroll records as reported to the Internal Revenue Service on Form W-2 for 2018, as well as our payroll records for all non-U.S. entities. We did not make any assumptions, adjustments, or estimates with respect to this compensation measure and we did not annualize the compensation for any full-time employees that were not employed by us for all of 2018.

After identifying the median employee, we calculated annual total compensation for 2019 for such employee in accordance with SEC rules. With respect to the annual total compensation of our CEO, we used the amount reported in the "Total" column reported in the above Summary Compensation Table.

Due to the use by other companies of estimates, assumptions, adjustments, and statistical sampling permitted by SEC rules, pay ratio disclosures generally may involve a degree of imprecision. Accordingly, our pay ratio is merely a reasonable estimate calculated in a manner consistent with SEC Rules and may not be comparable to the pay ratio disclosures of other companies.

Proposal 3 Ratification of the Selection of Independent Accountants

The Audit Committee of the Board of Directors, which consists entirely of independent Directors, is responsible for the appointment, compensation, retention, evaluation and termination of the Company's independent registered public accounting firm (independent auditor). The Audit Committee is also responsible for overseeing the negotiation of the audit fees associated with the retention of the independent auditor.

The Audit Committee has appointed PricewaterhouseCoopers LLP as the Company's independent auditor for 2020. In executing its responsibilities, the Audit Committee engages in an annual evaluation of the independent auditor's qualifications, performance and independence. The Audit Committee regularly meets with the lead audit partner without members of management present which provides the opportunity for continuous assessment of the independent auditor's effectiveness and independence and for consideration of rotating audit firms.

Although ratification of our selection of independent auditors is not required, we value the opinions of our shareholders and wish to submit the matter to a vote at the 2020 Annual Meeting as a matter of sound corporate governance.

PricewaterhouseCoopers LLP has served as the Company's independent auditors since at least 1961. The Audit Committee periodically takes into consideration whether there should be a regular rotation of the independent auditor.

In accordance with SEC rules, the independent auditor's lead engagement partner rotates every five years. The Audit Committee is directly involved in the selection of the independent auditor's lead engagement partner.

The Audit Committee and Hubbell's Board of Directors believe that the continued retention of PricewaterhouseCoopers LLP to serve as the Company's independent external audit firm for 2020 is in the best interests of the Company and its shareholders. We have been advised that a representative of PricewaterhouseCoopers LLP will attend the 2020 Annual Meeting of Shareholders to respond to appropriate questions and will be afforded the opportunity to make a statement if desired.

In the event the selection of PricewaterhouseCoopers LLP is not ratified by the shareholders, the Audit Committee would reconsider the selection of PricewaterhouseCoopers LLP as the Company's independent auditor. Even if the selection of independent auditors is ratified, the Audit Committee still retains the discretion to select a different independent auditor at any time if it determines that such a change would be in the best interests of the Company and our shareholders.

Vote Required

The affirmative vote of a majority of the votes cast by the holders of our Common Stock is required to ratify the selection of PricewaterhouseCoopers LLP as the independent registered public accounting firm of the Company. Majority of Votes Cast means that the number of votes cast "FOR" the proposal exceed the number of votes cast "AGAINST" the proposal. Abstentions and broker non-votes are not considered to be votes cast and therefore will not affect the voting results. Brokers have the discretionary authority to vote on the ratification of auditors and therefore we do not expect any broker non-votes in connection with the ratification.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE ⊘ FOR THE RATIFICATION OF THE SELECTION OF PRICEWATERHOUSECOOPERS LLP.

Independent Accounting Firm Fees

PricewaterhouseCoopers LLP provided the following audit and other services during 2019 and 2018.

	2019	2018	
Audit Fees	$ 3,604,300	$ 4,315,000	• Audit Fees consist primarily of annual integrated audit of the Company's annual consolidated financial statements, and internal control over financial reporting, review of the interim consolidated financial statements included in quarterly reports and services that are normally provided by PricewaterhouseCoopers LLP in connection with statutory and regulatory filings or engagements.
Audit Related Fees	$ 829,000	$ 110,000	• Audit Related Fees primarily include accounting advisory services as well as quality of earnings support associated with acquisition and divestiture related activity. In addition, Audit Related Fees also include assurance and related services that are reasonably related to performance of the audit of the Company's consolidated financial statements and are not reported under Audit Fees. This category includes fees principally related to the adoption of ASC 842 and audits of employee benefit plans.
Tax Fees	$ 25,000	$ 33,000	• Tax Fees consists primarily of services associated with international tax compliance.
All Other Fees	$ 6,900	$ 7,000	• All Other Fees are primarily for products and services other than the services reported above. These services are related to subscription services purchased from the independent registered public accounting firm.
TOTAL FEES	**$ 4,465,200**	**$ 4,465,000**	

Audit and Non-Audit Services Pre-Approval Policy

The Company's Audit and Non-Audit Services Pre-Approval Policy (the "Services Policy") sets forth the policies and procedures by which the Audit Committee reviews and approves all services to be provided by the independent auditors prior to their engagement. The Services Policy underscores the need to ensure the independence of the independent auditor while recognizing that the independent auditor may possess the expertise on certain matters that best position it to provide the most effective and efficient services on certain matters unrelated to accounting and auditing.

The Audit Committee will only pre-approve the services that it believes enhance the Company's ability to manage or control risk. The Audit Committee is also mindful of the relationship between fees for audit and non-audit services in deciding whether to pre-approve any such services. The Services Policy provides the Audit Committee with a description of services that can be performed such as audit, audit-related, tax and other permissible non-audit services. The Audit Committee periodically monitors the services rendered and actual fees paid to the independent auditors. Any proposed services exceeding pre-approved amounts also requires pre-approval by the Audit Committee. In the interim periods during which the Audit Committee is not scheduled to meet, the Chairman of the Audit Committee can authorize spending which exceeds pre-approved levels. As part of the process, the Audit Committee shall consider whether such services are consistent with SEC rules and regulations on auditor independence.

Audit Committee Report

The Audit Committee of the Board of Directors is comprised of independent Directors functioning in accordance with a written charter adopted and approved by the Board of Directors effective December 5, 2017, which Charter is reviewed annually by the Audit Committee. As provided in the Charter, the Audit Committee assists the Company's Directors in fulfilling their responsibilities relating to corporate accounting, the quality and integrity of the Company's financial reports, and the Company's reporting practices. The functions of the Audit Committee are further described in the "Corporate Governance" section on page 19.

In connection with the discharge of its responsibilities, the Audit Committee has taken a number of actions, including, but not limited to, the following:

- The Audit Committee reviewed and discussed with management and the independent registered public accounting firm the Company's audited financial statements.
- The Audit Committee has discussed with the independent registered public accounting firm the matters required to be discussed per applicable requirements of the Public Company Accounting Oversight Board and the SEC.
- The Audit Committee received from the independent registered public accounting firm the written disclosures and letter required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence, discussed their independence with them and satisfied itself as to the independence of the independent registered public accounting firm.

Based on the foregoing reviews and discussions, the Audit Committee recommended to the Company's Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2019 filed with the SEC.

Audit Committee

Steven R. Shawley, Chair
Carlos M. Cardoso
Bonnie C. Lind
John F. Malloy

Additional **Information**

Solicitation Expenses

The Company will pay the cost of soliciting proxies for the 2020 Annual Meeting. Original solicitation of proxies may be supplemented by telephone, facsimile, electronic mail or personal solicitation by the Company's Directors, officers or employees. No additional compensation will be paid to the Company's Directors, officers or employees for such services. The Company has retained MacKenzie Partners, Inc. to assist in the solicitation of proxies at an estimated cost of $20,000, plus reasonable expenses.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's officers, Directors and persons owning more than ten percent of a registered class of the Company's equity securities to file reports of ownership and changes in ownership of all equity and derivative securities of the Company with the SEC and the NYSE. SEC regulations also require that a copy of all Section 16(a) forms filed be furnished to the Company by its officers, Directors and greater than ten-percent shareholders.

Based solely on a review of the copies of such forms and related amendments filed electronically with the SEC during the registrant's most recent fiscal year and, where applicable, written representations from the Company's officers and Directors that no Form 5s were required to be filed, the Company believes that during and with respect to fiscal year 2019 all Section 16(a) filing requirements applicable to its officers, Directors and beneficial owners of more than ten percent of any class of its equity securities were met.

Stock Ownership Information

Five Percent Owners Of Company Stock

The Company has a single class of Common Stock and each share of Common Stock is entitled to one vote. On March 6, 2020, the Company had outstanding 54,378,499 shares of Common Stock. The following table sets forth as of March 6, 2020 the beneficial owners of more than 5% of the Company's Common Stock:

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common Stock	BlackRock, Inc. 55 East 52nd Street New York, New York 10055	6,560,936[1]	12.1%
Common Stock	The Vanguard Group 100 Vanguard Blvd. Malvern, Pennsylvania 19355	5,812,701[2]	10.7%
Common Stock	American Century Investment Management, Inc. 4500 Main Street, 9th Floor Kansas City, Missouri 64111	3,647,434[3]	6.7%
Common Stock	Capital World Investors 333 South Hope Street Los Angeles, California 90071	3,430,000[4]	6.3%

(1) The Company received a copy of Schedule 13G, as amended as filed with the SEC on February 4, 2020 by BlackRock, Inc. ("BlackRock") reporting ownership of these shares as of December 31, 2019. According to the Schedule 13G, BlackRock has sole voting power as to 6,152,052 of these shares, and sole dispositive power with respect to 6,560,936 shares. The shares were acquired by the following subsidiaries of BlackRock: BlackRock Life Limited, BlackRock International Limited, BlackRock Advisors, LLC, BlackRock (Netherlands) B.V., BlackRock Fund Advisors, BlackRock Institutional Trust Company, National Association, BlackRock Asset Management Ireland Limited, BlackRock Financial Management, Inc., BlackRock Japan Co., Ltd., BlackRock Asset Management Schweiz AG, BlackRock Investment Management, LLC, BlackRock Investment Management (UK) Limited, BlackRock Asset Management Canada Limited, BlackRock (Luxembourg) S.A., BlackRock Investment Management (Australia) Limited, BlackRock Advisors (UK) Limited, BlackRock (Singapore) Limited, BlackRock Fund Managers Ltd.

(2) The Company received a copy of Schedule 13G, as amended, as filed with the SEC on February 12, 2020, by The Vanguard Group ("Vanguard") reporting ownership of these shares as of December 31, 2019. According to the Schedule 13G, Vanguard has sole voting power as to 29,739 of these shares, sole dispositive power as to 5,781,701 of these shares, shared voting power as to 8,405 of these shares, and shared dispositive power as to 31,119 of these shares. Vanguard Fiduciary Trust Company and Vanguard Investments Australia, Ltd., wholly-owned subsidiaries of Vanguard, serve as investment managers of certain collective trust accounts and non-U.S. investment offerings, and may be deemed to beneficially own 22,714 and 15,430 of such shares, respectively.

(3) The Company received a copy of Schedule 13G, as amended, as jointly filed with the SEC on February 11, 2020, by American Century Companies, Inc. ("ACC"), American Century Investment Management, Inc. ("ACIM"), and Stowers Institute for Medical Research ("Stowers"), reporting ownership of these shares as of December 31, 2019. According to the Schedule 13G, ACC beneficially owned 3,647,434 shares with sole voting power over 3,537,112 shares and sole dispositive power over 3,647,434 shares, ACIM beneficially owned 3,647,434 shares with sole voting power as to 3,537,112 of these shares, and sole dispositive power with respect to 3,647,434 shares, and Stowers beneficially owned 3,647,434 shares with sole voting power over 3,537,112 shares and sole dispositive power over 3,647,434.

(4) The Company received a copy of Schedule 13G, as amended, as filed with the SEC on February 14, 2020 by Capital World Investors ("Capital World") reporting ownership of these shares as of December 31, 2019. According to the Schedule 13G, Capital World, a division of Capital Research and Management Company ("CRMC"), is deemed to be the beneficial owner of 3,430,000 shares as a result of CRMC acting as investment advisors to various investment companies registered under Section 8 of the Investment Company Act of 1940. Capital World has sole voting and dispositive power for all such shares.

Stock Ownership Of Directors And Executive Officers

> Hubbell's stock ownership policy for directors and officers aligns their interests with our shareholders.

Directors are subject to our Stock Ownership and Retention Policy and are **required to own Company stock** equal in value to five times their average annual base cash retainer no later than the fifth (5th) anniversary of the date on which such Director receives his or her first annual restricted share grant. Until a director meets his or her ownership minimum, the Director must retain all Company shares he or she directly or indirectly obtains. **All directors are in compliance with this policy**.

The Board and executive officers are subject to a stock ownership commitment, which requires these individuals to maintain a minimum ownership level of Hubbell stock. The Stock Ownership and Retention Policy section on page 53 further describes stock ownership requirements and the policy can be viewed on the Company's website at **www.hubbell.com**.

The following table sets forth as of March 6, 2020 information regarding the beneficial ownership of the Company's Common Stock by each Director, the CEO, CFO and the three other most highly paid executive officers of the Company (collectively, the NEOs), and by all Directors and executive officers of the Company as a group.

In addition to the shares of Common Stock reflected in the Total Beneficial Ownership column below, our Directors hold stock units and restricted stock units, as applicable, under the Deferred Plan for Directors. These deferred stock units are reflected in footnotes (2) and (3) in the table below and are further detailed in the Director Compensation section on page 28. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons listed in the table have sole investment and voting power with respect to all Company securities owned by them.

Name and Title of Class	Common Stock	Shares Obtainable Upon Exercise of Options/SARs[1]	Total Beneficial Ownership	Aggregate No. of Stock Units Held[2]	Aggregate No. of Restricted Stock Units Held[3]	Total Ownership
Carlos M. Cardoso	2,027	—	2,027[4]	2,155	7,150	11,332
Anthony J. Guzzi	6,480	—	6,480	26,995	9,864	43,339
Neal J. Keating	8,071	—	8,071	5,837	9,864	23,772
Bonnie C. Lind	600	—	600	169	1,047	1,816
John F. Malloy	14,047	—	14,047[4]	1,623	1,666	17,336
Judith F. Marks	1,000	—	1,000	—	4,668	5,668
John G. Russell	4,359	—	4,359[4]	5,726	6,451	16,536
Steven R. Shawley	1,000	—	1,000	5,980	6,872	13,852
David G. Nord	115,558	394,992	510,550[5]	—	—	510,550
William R. Sperry	47,653	26,766	74,419[5]	—	—	74,419
Gerben W. Bakker	13,465	73,549	87,014[5]	—	—	87,014
Allan J. Connolly	2,633	1,379	4,012[5]	—	—	4,012
Katherine A. Lane	877	3,172	4,049[5]	—	—	4,049
All Directors and executive officers as a group (21 persons)						
Common Stock	368,467	661,997	1,030,464[5][6]	—	—	1,030,464

(1) *Represents shares of Common Stock obtainable upon the exercise of stock appreciation rights under the Company's Second Amended and Restated 2005 Incentive Award Plan. See the section "Outstanding Equity Awards at 2019 Fiscal Year End" on page 61.*

(2) *Represents stock units (each stock unit consisting of one share of Common Stock) held under the Company's Deferred Plan for Directors, as of March 6, 2020. See the section "Deferred Compensation Plan" on page 29.*

(3) *Represents vested and unvested restricted stock units ("RSUs") (each RSU consisting of the right to receive one share of Common Stock) held under the Company's Deferred Plan for Directors, as of March 6, 2020. See the section "Deferred Compensation Plan" on page 29.*

(4) *Includes 1,027 shares of Common Stock granted as restricted stock under the Company's Second Amended and Restated 2005 Incentive Award Plan, on May 7, 2019 which vest on the date of the 2020 Annual Meeting of Shareholders if the Director is still serving (or earlier, upon death or a change in control).*

(5) *Does not include the following shares of Common Stock granted as restricted stock under the Second Amended and Restated 2005 Incentive Award Plan which vest on the following terms, as applicable: (i) three equal annual installments on the anniversary of the grant date; or (ii) at the end of a three-year performance period subject to achievement of certain performance goals. Mr. Bakker - 12,030, Mr. Connolly - 7,130, Ms. Lane - 3,079, Mr. Nord - 29,552 and Mr. Sperry - 9,548; and all other executive officers as a group – 83,901 shares. See the section "Outstanding Equity Awards at 2019 Fiscal Year End" on page 61.*

(6) *Includes 115,162 shares of Common Stock held by The Harvey Hubbell Foundation of which one corporate officer (Ms. Lane) and one senior employees of the Company are co-trustees and have shared voting and investment power.*

Compensation Committee Interlocks and Insider Participation

During our last completed fiscal year, no member of the Compensation Committee was an employee, officer or former officer of the Company, or had any relationship requiring disclosure under Item 404 of Regulation S-K. None of our executive officers served on the board or compensation committee of any entity in 2019 that had an executive officer serving as a member of our Board of Directors or Compensation Committee.

Review and Approval of Related Person Transactions

The Board of Directors has adopted a written related person transaction policy. The NCGC administers the policy, which applies to all transactions in which the Company is or will be a participant and the amount exceeds $100,000 and in which any related person was or will be a participant or had, has or will be a participant or have a direct or indirect material interest. A related person includes any person who is or was since the beginning of the last fiscal year a Director, executive officer, nominee for Director or beneficial owner of more than 5% of the Company's Common Stock, or any of his or her immediate family members. The NCGC will determine, based on the facts and circumstances it deems appropriate, whether such related person transaction should be approved. As required under SEC rules, transactions that are determined to be directly or indirectly material to the Company or a related person are disclosed in the Company's Proxy Statement. For fiscal year 2019, the Company had no related person transactions that were required to be disclosed in the Company's Proxy Statement. See the discussion under "Director Independence" above on page 20.

Shareholder Proposals and Nominations for Director

Proposals Intended for Inclusion in the 2021 Proxy Materials

Shareholder proposals to be considered for inclusion in the Company's proxy materials related to the 2021 Annual Meeting of Shareholders pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, must be received by the Company no later than November 23, 2020.

Proposals Not Intended for Inclusion in the 2021 Proxy Materials

The Company's By-Laws set forth specific procedures and requirements in order to nominate a director or submit a proposal to be considered at the 2021 Annual Meeting of Shareholders. These procedures require that any nominations or proposals must be received by the Company no earlier than February 4, 2021, and no later than February 24, 2021, in order to be considered.

If, however, the date of the 2021 Annual Meeting is more than 20 days before or more than 70 days after May 5, 2021, shareholders must submit such nominations or proposals not earlier than the 90th day prior to the meeting and not later than the close of business on the later of the 70th day prior to the meeting or the 10th day following the day on which public announcement of the date of the meeting is first made by us. In addition, with respect to nominations for Directors, if the number of Directors to be elected at the 2021 Annual Meeting is increased and there is no public announcement by us naming all of the nominees for Director or specifying the size of the increased Board at least 80 days prior to May 5, 2021, notice will also be considered timely, but only with respect to nominees for any new positions created by such increase, if it is delivered to the Secretary at our principal executive offices not later than the close of business on the 10th day following the day on which such public announcement is first made by us.

A shareholder's notice to nominate a director or bring any other business before the 2021 Annual Meeting must set forth certain information specified in our By-Laws. For additional information on the time limitations and requirements related to director nominations or other shareholder proposals, see the Company's By-Laws at www.hubbell.com in the Investors section.

Eliminating Duplicative Proxy Materials ("Householding")

A single annual report and proxy statement may be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. If at any time, a stockholder no longer wishes to participate in "householding" and would prefer to receive such stockholder's own separate copy of the 2020 proxy statement and 2019 annual report, and/or wishes to receive separate copies of these documents in the future, or if at any time, stockholders who share an address and receive separate copies of the 2020 proxy statement and 2019 annual report, would like to receive a single copy of these documents in the future, such stockholder or stockholders may (1) notify its broker or (2) direct its written or oral request to our transfer agent, Computershare, via regular mail to, Computershare, PO Box 50500, Louisville, KY 40233, or via phone, toll-free 800-874-1136. Upon written or oral request of a stockholder at a shared address to which a single copy of the 2020 proxy statement and 2019 annual report was delivered, they will deliver promptly separate copies of these documents.